UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

CENTRAL IOWA ENERGY, LLC
(Exact name of registrant as specified in its charter)

Iowa	71-0988301
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)
3426 East 28th Street North
Newton, Iowa 50208
(Address of principal executive offices)
(641) 791-1010
(Registrant’s Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act: None.
Securities to be registered pursuant to Section 12(g) of the Act:
Limited Liability Company Membership Units

FORWARD LOOKING STATEMENTS
     This Form 10-SB Registration Statement contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to future events, our future financial performance and our expected future operations and actions. In some cases you can identify forward-looking statements by the use of words such as “may,” “should,” “anticipate,” “believe,” “expect,” “plan,” “future,” “intend,” “could,” “estimate,” “predict,” “hope,” “potential,” “continue,” or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions based upon current information and involve numerous assumptions, risks and uncertainties. Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the reasons described in this registration statement. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include the risk factors discussed in Item 1A-Risk Factors and elsewhere in this registration statement, including but not limited to:
•	Overcapacity within the biodiesel industry;

•	Availability and costs of feedstock, particularly vegetable oils and animal fats;

•	Changes in the price and market for biodiesel and glycerin;

•	Actual biodiesel and glycerin production varying from expectations;

•	Our ability to market and our reliance on third parties to market our products;

•	Changes in or elimination of governmental laws, tariffs, trade or other controls or enforcement practices such as national, state or local energy policy; federal biodiesel tax incentives; or environmental laws and regulations that apply to our plant operations and their enforcement;

•	Changes in the weather or general economic conditions impacting the availability and price of vegetable oils and animal fats;

•	Total U.S. consumption of diesel;

•	Weather changes, strikes, transportation or production problems causing supply interruptions or shortages affecting the availability and price of feedstock;

•	Changes in plant production capacity or technical difficulties in operating the plant;

•	Costs and increases in costs of construction and equipment;

•	Changes in our business strategy, capital improvements or development plans;

•	Changes in interest rates or the availability of credit;

•	Our ability to generate free cash flow to invest in our business and service our debt;

•	Our liability resulting from litigation;

•	Our ability to retain key employees and maintain labor relations;

•	Changes and advances in biodiesel production technology;

•	Competition from alternative fuels; and

•	Other factors described elsewhere in this registration statement.

PART I
ITEM 1. DESCRIPTION OF BUSINESS
Business Development
     Central Iowa Energy, LLC was formed as an Iowa limited liability company on March 31, 2005 for the purpose of developing, constructing, owning and operating a biodiesel manufacturing plant for the sale of biodiesel near Newton, Iowa. For our fiscal year ended September 30, 2006, we had more than 500 members and assets exceeding $10 million; as a result, we are required to file this registration statement on Form 10-SB to register our securities with the Securities and Exchange Commission.
     We are in the process of constructing a biodiesel manufacturing plant with a production capacity of 30 million gallons of biodiesel per year. Our plant is located near Newton, Iowa, in central Iowa. Upon completion of plant construction, we expect to produce biodiesel and crude glycerin for sale. We currently estimate that our total project cost will be approximately $50,569,000. We will not generate revenues until our plant is operational, and we anticipate increases in our accumulated losses until the plant is operational.
     As of November 30, 2006, the Central Iowa Energy plant was approximately 90% complete. Our general contractor and design-builder, Renewable Energy Group, Inc. (REG), currently anticipates that our production facilities and pretreatment facilities will be completed in April 2007. However, we may experience construction delays caused by a variety of factors, including factors outside of our control, such as weather-related delays. If completion of plant construction is delayed, our ability to begin plant operations and generate revenues will also be delayed.
     We financed the development and construction of our biodiesel plant with a combination of equity and debt capital. For the fiscal year ending September 30, 2006, we raised $19,154,000 by issuing 19,154 of our membership units to investors through a registered offering in the State of Iowa, which supplemented our seed capital equity of $2,405,000. To complete project financing, we received a $27,000,000 construction loan from F & M Bank – Iowa. Following the completion of our plant, we will also receive a $2,000,000 revolving line of credit pursuant to our financing agreement with F & M Bank – Iowa. In addition, we have debt financing of approximately $400,000 with the Iowa Department of Economic Development consisting of a $300,000 zero interest loan and a $100,000 forgivable loan. We also received $10,000 in grant income for our project. Based upon our current total project cost estimate of $50,569,000, we expect that our equity and available debt capital sources will be sufficient to complete plant construction and begin start-up operations.
     Since our fiscal year end, we have issued additional units to our directors and raised additional equity capital from our directors. On December 14, 2005 all our directors were granted an option to purchase 100 units at a purchase price of $500 per unit pursuant to a membership unit option agreement. On October 24, 2006, all of our directors chose to exercise their options to purchase additional units in the company, resulting in the issuance of 1,200 additional membership units for an aggregate sale price of $600,000.
     On March 10, 2006, we entered into a design-build contract with Renewable Energy Group, Inc. (REG), formerly known as REG, LLC, for the design and construction of our biodiesel plant for a total price of $38,048,500, subject to further adjustment for change orders. On June 6, 2006 we approved a change order in the amount of $27,500 for the addition of a concrete floor to the maintenance building, bringing the total project cost to $38,076,000. As of December 28, 2006, we have paid REG a total of $32,549,706 under the design-build contract and have a payable outstanding to REG in the amount of $5,526,294. Additionally, pursuant to a letter agreement executed in August of 2006, Central Iowa Energy and REG have agreed that Central Iowa Energy will issue 1,000 of its membership units to REG as payment for the last $1,000,000 of design-build services rendered by REG to the company pursuant to the design-build agreement. Therefore, Central Iowa Energy will only owe REG cash payments in the amount of $4,536,294.
     We began site grading and dirt work for the plant on April 5, 2006. We completed site work on June 5, 2006. REG began construction on the process building on May 15, 2006 and completed the building on July 15, 2006. Construction on the administrative building began in August 2006; the exterior is complete and we expect the interior to be complete in February 2007. Additionally, construction on the storage tank farm began in April 2006 and, as of November 30, 2006 it was close to completion, as only two small tanks remain to be constructed.
     Over the past twelve months we have been in the process of installing the infrastructure necessary to support plant operations. This includes rail siding, natural gas lines, and substation and transmission lines. We have entered into agreements for the supply of our water, gas, and electricity needs. In November of 2007, we contracted with Praxair, Inc. for the supply of all of our nitrogen requirements for a five year term commencing on the first date of delivery. Further, we have obtained, or are in the process of applying for and obtaining, all of the permits required to construct and operate the plant.
     On August 25, 2006 we entered into a management and operational services agreement with REG for start-up management and operational services. Pursuant to this agreement, REG will provide for the overall management of our plant, place a general manager and an operations manager at our plant, acquire feedstock and basic chemicals necessary for the operation of the plant and perform the administrative, sales and marketing functions for the plant. The sales and marketing function will include the marketing of all of the biodiesel, glycerin, and fatty acids produced at our plant. Under the terms of the agreement REG takes title to the biodiesel when loaded for delivery FOB the plant. It is expected that the sales of our products will be made in REG’s name and under their Soy Power brand. In exchange for these services, we have agreed to pay REG a monthly fee and an annual bonus. For the first month in which our biodiesel is sold, and for six months thereafter, we will pay a monthly fee of 5.7 cents per gallon of biodiesel sold. Thereafter, we will pay a monthly fee of 5.7 cents per gallon of biodiesel produced. We have also agreed to pay an annual bonus to REG based on the amount of our annual net income. Under the terms of the agreement, REG’s bonus may range from 0% to 6% of our annual net income. The bonus will not exceed $1,000,000. The agreement has an initial term of 3 years after the end of the first month of production and will be renewed for successive one year terms unless either party gives a written notice of termination.
     REG provided us with a general manager in July of 2006 and an operations manager in November of 2006. As of January 2007, we have hired two employees, an accounting manager and an operations supervisor. We expect to hire all of the employees necessary to operate our plant by March 15, 2007.
Business of Issuer
     Principal Products and Their Markets
     The principal products we expect to produce at our plant are biodiesel and crude glycerin. Biodiesel is a fuel that is generally produced from vegetable oils or animal fats. Central Iowa Energy’s biodiesel facility will be able to pretreat crude vegetable oils and animal fats. Our plant, however, will not have a soybean crushing facility. Based upon engineering specifications from REG, once all construction is completed we expect the plant to use approximately 160 million pounds of soybean oil and 70 million pounds of animal fats to produce approximately 30 million gallons of biodiesel and 3 million gallons of crude glycerin per year. If vegetable oil is unavailable, our plant may potentially be able to produce biodiesel utilizing only animal fats, however, operational and quality issues may arise in such circumstances.
Primary Product- Biodiesel
     According to the National Biodiesel Board, biodiesel is a high-lubricity, clean-burning alternative fuel produced from domestic, renewable resources and is primarily used in compression ignition (diesel)

engines. Biodiesel can also be used as home heating oil. Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats. A chemical process called transesterification removes the free fatty acids from the base oil and creates the desired esters. Transesterification is the reaction of vegetable oil or animal fat with an alcohol, such as methanol or ethanol, in the presence of a catalyst. The process yields four products: mono-alkyl ester (biodiesel), glycerin, feed quality fat, and methanol, a gas which can be recycled and used again in the process. Biodiesel can then be used in neat (pure) form, or blended with petroleum diesel.
     Biodiesel that is in neat (pure) form is typically designated in the marketplace as B100. The 100 indicates that the fuel is 100% biodiesel. Biodiesel is frequently blended with petroleum-based diesel. When biodiesel is blended, it is typically identified in the marketplace according to the percentage of biodiesel in the blend. For instance, B20 indicates that 20% of the fuel is biodiesel and 80% is petroleum-based diesel.
     Biodiesel’s physical and chemical properties, as they relate to operations of diesel engines, are similar to petroleum-based diesel fuel. As a result, B20 biodiesel may be used in most standard diesel engines without making any engine modifications. Biodiesel demonstrates greater lubricating properties, referred to as lubricity, than petroleum-based diesel. This could lead to less engine wear in the long-run as biodiesel creates less friction in engine components than petroleum-based diesel. Biodiesel also demonstrates greater solvent properties. With higher percentage blends of biodiesel, this could lead to break downs in certain rubber engine components such as seals. The solvent properties of biodiesel also can cause accumulated deposits from petroleum-based diesel in fuel systems to break down. This could lead to clogged fuel filters in the short-term. Fuel filters should be checked more frequently initially when using biodiesel blends. These problems are less prevalent in blends that utilize lower concentrations of biodiesel compared to petroleum-based diesel.
Co-products
     Glycerin is the primary co-product of biodiesel production. Glycerin is produced at a rate of approximately 10% of the quantity of biodiesel produced. Glycerin possesses a unique combination of physical and chemical properties that make it suitable for use in a wide variety of products. It is highly stable under typical storage conditions, compatible with a wide variety of other chemicals and comparatively non-toxic. Glycerin has many applications, including as an ingredient or processing aid in cosmetics, toiletries, personal care, drugs, and food products. It is typically sold in the crude form for further refining and purification by others. In addition, new uses for glycerin are frequently being discovered and developed.
Biodiesel Markets
     Biodiesel is primarily used as fuel for compression ignition (diesel) engines. Biodiesel can also be used as home heating oil. It is produced using renewable resources, including plant oils and animal fats. It provides environmental advantages over petroleum-based diesel fuel, such as reduced vehicle emissions. Our ability to market our biodiesel will be heavily dependent upon the price of petroleum-based diesel fuel as compared to the price of biodiesel, in addition to the availability of economic incentives to produce biodiesel.
     Biodiesel is frequently used as fuel in transport trucks, ships, trains, in farming activities and in many government vehicles. According to the United States Department of Energy, the United States consumes approximately 60 billion gallons of diesel fuel annually; however, in 2005 biodiesel accounted for only approximately 75 million gallons of this market. The National Biodiesel Board estimates that 200-250 million gallons of biodiesel were produced in 2006. Government legislation that seeks to encourage use of renewable fuels could lead to an expansion of the market for biodiesel in the future. Further market increases might occur as a result of growing environmental concerns by American consumers as well as an increased awareness of energy security and the United States’ ability to supply its own fuel needs.

Wholesale Market/ Biodiesel Marketers
     Our biodiesel will be sold exclusively on the wholesale market, directly to fuel blenders or through biodiesel marketers. Fuel blenders purchase B100 and B99.9 biodiesel and mix it with petroleum-based diesel. The fuel blenders deliver the final product to retailers.
     There are very few wholesale biodiesel marketers in the United States. Two examples are World Energy in Chelsea, Massachusetts and Renewable Energy Group, Inc. (REG) in Ralston, Iowa. These companies use their existing marketing relationships to market the biodiesel of individual plants to end users for a fee. The predecessor of REG was West Central Cooperative. West Central Cooperative recently combined all of its biodiesel-related products and services under REG. We have entered into an agreement with REG to market the biodiesel we produce at our facility.
Retail
     The retail market consists of biodiesel distribution primarily through fueling stations to transport trucks and jobbers, which are individuals that buy products from manufacturers and sell them to retailers, for the purpose of supplying farmers, maritime customers and home heating oil users. Retail level distributors include oil companies, independent station owners, marinas and railroad operators. The biodiesel retail market is still in its very early stages as compared to other types of fuel. The present marketing and transportation network must expand significantly in order for our company to effectively market our biodiesel to retail users. With increased governmental support of renewable fuels and greater consumer awareness of renewable fuels, the availability of biodiesel will likely increase in the future.
     The government has increased its use of biodiesel since the implementation of the Energy Policy Act (EPACT) of 1992, amended in 1998, which authorized federal, state and public agencies to use biodiesel to meet the alternative fuel vehicle requirements of EPACT. Although it is possible that individual plants could sell directly to various government entities, it is unlikely our plant could successfully market our biodiesel through such channels. Government entities have very long sales cycles based on the intricacies of their decision making and budgetary processes.
     Distribution of Principal Products
     On August 22, 2006 we entered into a management and operational services agreement with Renewable Energy Group, Inc. (REG) for start-up management and operational services. Pursuant to this agreement, REG will use its best efforts as our sales representative to market all biodiesel, glycerin and fatty acids produced at our biodiesel facility at product prices specified in the agreement. During the initial period of production, we will pay REG a monthly fee equal to 5.7 cents per gallon of biodiesel sold. The initial period of production is defined in the agreement as the period commencing on the date we first sell biodiesel produced at our facility and continuing for a period of six (6) months following the end of the month in which our first sales occur. Following the conclusion of the initial period of production, we will pay a monthly fee based upon the number of gallons produced, rather than the number of gallons sold. The monthly fee will be equal to 5.7 cents per gallon of all biodiesel produced at the facility during the month for which the fee is computed. We have also agreed to pay an annual bonus to REG based on the amount of our annual net income. Under the terms of the agreement, REG’s bonus may range from 0% to 6% of our annual net income. The bonus will not exceed $1,000,000. It is expected that the sales of our products will be made in REG’s name and under its Soy Power brand. Under the terms of the agreement REG takes title to the product when loaded for delivery FOB the plant. The agreement has an initial term of 3 years after the end of the first month of production and will be renewed for successive one year terms unless either party gives a written notice of termination.
     Our products can be delivered by truck or rail. Our property is located northeast of Newton, Iowa and is situated approximately 4.75 miles north of U.S. Interstate 80. Rail service is also available near our site by the Iowa Interstate Railroad (IAIR). We installed track to establish rail service directly to the plant so that we will be able to ship biodiesel to our customers. We have entered into an industrial track agreement with the IAIR for the use, operation, and maintenance of track to serve the plant. Under such

Wholesale Market/ Biodiesel Marketers
agreement, we will bear the cost and expense of maintenance of the railroad track extending from the point of switch and ending at our plant.
     Our Primary Competition
     We will operate in a very competitive environment. Biodiesel is a relatively uniform commodity where the competition in the marketplace is predominantly based on price and, to a lesser extent, delivery service. We will compete with large, multi-product companies and other biodiesel plants with varying capacities. Some of these companies may be able to produce biodiesel more efficiently than we can. We will face competition for capital, labor, management, feedstock and other resources. Some of our competitors have greater resources than we currently have or will have in the future. Some of our competitors have soy-crushing facilities and are therefore not reliant upon third parties for their feedstock supply. According to the United States Department of Agriculture, the 2006 soybean crop yielded approximately 3.2 billion bushels of soybeans. Iowa accounted for more than 500 million bushels of the soybean production. Since soybeans are an agricultural product, seasonal changes can affect the soybean yield. If fewer soybeans were produced in any given year, we could face significant competition from other biodiesel producers for soybean oil. This could affect our ability to generate a profit and could reduce or eliminate the value of our members’ investments.
     We expect that additional biodiesel producers will enter the market if the demand for biodiesel continues to increase. When new producers enter the market, they will increase the supply of biodiesel in the market. If demand does not keep pace with the additional supply, the selling price of biodiesel will likely decrease and we may not be able to operate our plant profitably.
     In 2005, approximately 75 million gallons of biodiesel were produced in the United States. The National Biodiesel Board estimates that 200-250 million gallons of biodiesel were produced in 2006. Biodiesel plants are operating or have been proposed in a total of at least 42 states. The National Biodiesel Board estimates that as of November 14, 2006 there was 87 biodiesel companies actively producing biodiesel in the United States, 13 of which are planning to expand their operations to increase their annual production capacity. Additionally, 65 companies have plans to construct new biodiesel plants in the United States, including the proposed Imperium Grays Harbor plant to be built in Grays Harbor, Washington, which has a target completion date in the second quarter of 2007. With a projected annual production capacity of 100 million gallons, the Imperium Grays Harbor plant will be significantly larger than any plant currently operating in the United States. Other large proposed plants include the 85 million gallon per year Archer Daniels Midland Co. (ADM) plant to be built in Velva, North Dakota, and the 80 million gallon per year Louis Dreyfus Agricultural Industries, LLC plant to be constructed in Claypool, Indiana.
     Currently, there are eight active biodiesel plants in Iowa. Renewable Energy Group, Inc. (REG) has a biodiesel production facility located in Ralston, Iowa that primarily uses feedstock produced at its soybean crushing facility. The Ralston facility was previously owned by West Central Cooperative; however, West Central Cooperative recently combined all of its biodiesel-related products and services under REG. The West Central Cooperative facility began producing biodiesel on a small scale in 1996-1997, but constructed a continuous biodiesel production facility in 2002 capable of producing 12 million gallons of biodiesel annually. REG is our design-builder and marketer.
     A second biodiesel producer in Iowa is Ag Processing Inc. (AGP) in Sergeant Bluff, Iowa. This facility produces biodiesel from refined bleached and deodorized soybean oil produced at its solvent extraction processing plant in Eagle Grove, Iowa. AGP recently completed an expansion increasing its production from 7 to 12 million gallons per year. The company has recently announced plans for another plant expansion that would increase its production capacity to approximately 30 million gallons per year.
     A third biodiesel production facility in Iowa is Soy Solutions of Iowa, LLC located in Milford, Iowa. This is a “stand-alone” facility that purchases soybean oil from the market. The facility produces approximately 2 million gallons of biodiesel annually, and utilizes virgin soybean oil as its sole feedstock.

     A fourth biodiesel production facility in Iowa is Western Iowa Energy, LLC located in Wall Lake, Iowa. This facility produces 30 million gallons of biodiesel annually and utilizes both soybean oil and animal fats as its feedstock.
     A fifth biodiesel production facility in Iowa is Cargill, Inc. located in Iowa Falls, Iowa. Cargill’s facility has an annual production capacity of 37.5 million gallons and is currently the largest biodiesel plant operating in Iowa. Cargill uses soybean oil as its primary feedstock and is located adjacent to its soybean crush facility. Cargill expects to have the capability to use animal fat or waste grease for biodiesel production in the future.
     A sixth biodiesel production facility in Iowa is Clinton County BioEnergy, L.L.C. located in Clinton, Iowa. This facility produces 10 million gallons annually and uses soybean oil as its primary feedstock.
     The two remaining plants are operated by Sioux Biochemical, Inc. and Riksch Biofuels, L.L.C. Sioux Biochemicals is located in Sioux Center, Iowa and has the capacity to produce 1.5 million gallons of biodiesel each year. Riksch Biofuels is located in Crawfordsville, Iowa and has the capacity to produce 10 million gallons of biodiesel each year.
     According to the Iowa Renewable Fuels Association, there are at least 5 companies other than Central Iowa Energy that have biodiesel plants under construction in Iowa. East Fork Biodiesel, LLC is constructing a 60 million gallon plant in Algona. East Fork Biodiesel will be the largest biodiesel plant in Iowa when it is completed. Freedom Fuels, LLC is constructing a 30 million gallon per year biodiesel plant near Mason City. Iowa Renewable Energy, LLC is constructing a 30 million per year biodiesel facility near Washington. Tri-City Energy, LLC is constructing a 5 million gallon per year biodiesel plant near Keokuk. Finally, Western Dubuque Biodiesel, LLC is constructing a 30 million gallon per year facility near Farley.
     When these new plants and expansions are completed, they will push Iowa biodiesel production capacity to more than 300 million gallons per year. In addition to the existing plants and those currently under construction, multiple other companies have announced plans to construct biodiesel facilities in Iowa. Southern Iowa Bio Energy, LLC plans to build a 30 million gallon per year multi-feedstock plant near Lamoni, and Farmer’s Cooperative Company intends to construct a 30 million gallon per year multi-feedstock plant near Marble Rock. Additionally, Hawkeye Bio Energy, LLC intends to construct a 60 million gallon per year multi-feedstock plant near Camanche, and Powershift Biofuels of Iowa, LLC intends to construct a 60 million gallon per year plant using both soybean and canola oil as feedstock near Fairfield. Northern Bio Energy, LLC is planning to construct a 60 million gallon per year biodiesel facility near Estherville, and Raccoon Valley Bio-Diesel, LLC has announced plans to build a 60 million gallon per year soybean oil biodiesel project near Storm Lake. Further, Victory Renewable Fuels, LLC plans to construct a 30 million gallon per year plant near Larchwood, Nishna Valley Bioenergy, LLC plans to construct a 60 million gallon per year facility near Manilla, Future Energy, LLC plans to construct a 60 million gallon per year plant near Humboldt, Northwest Iowa Renewable Energy, L.L.C. plans to construct a 60 million gallon per year plant in Plymouth County, and Soy Energy, LLC plans to construct a 30 million gallon per year biodiesel plant near Marcus. These companies are in the process of raising equity for their biodiesel projects.
     The following map produced by the National Biodiesel Board indicates the locations of current active plants in the United States as of November 2006. Active plants are those companies that are actively producing biodiesel.

Source: National Biodiesel Board, http://www.biodiesel.org/buyingbiodiesel/producers_marketers/ProducersMap-Existing.pdf
     The following table provides a list of the active biodiesel plants in the United States as of November 2006, as reported by the National Biodiesel Board. Projects in the development stage, like ours, are not listed.

			Annual Production
Company	Location	Feedstock	Capacity (mmgy)(1)
Alabama Biodiesel Corporation	Moundville, AL	Soybean Oil	*
Future Fuels	Batesville, AR	Multi Feedstock	24
Patriot Biofuels	Stuttgart, AR	Multi Feedstock	3
Biodiesel Industries of Port Hueneme	Port Hueneme, CA	Multi Feedstock	3
Evergreen Biodiesel	Big Oak Flat, CA	Recycled Cooking Oil	.05
Imperial Western Products	Coachella, CA	Multi Feedstock	8
Yokayo Biofuels, Inc.	Ukiah, CA	Recycled Cooking Oil	.2
American Agri-diesel LLC	Burlington, CO	*	6
Bio Energy of America	Commerce City	Soybean Oil	10
Bio Energy of American	Denver, CO	Soybean Oil	8
Rocky Mountain Biodiesel Industries, LLC	Berthoud, CO	Multi Feedstock	3
Bio-Pur Inc.	Bethlehem, CT	Soybean Oil	*
Mid-Atlantic Biodiesel	Clayton, DE	Multi Feedstock	6.5
Energy Innovations, LLC	Youngstown, FL	*	6.5
Purada Processing, LLC	Lakeland, FL	Soybean Oil	18
Renewable Energy Systems, Inc.	Pinellas Park	Recycled Cooking Oil	1
Middle Georgia Biofuels	East Dublin, GA	Poultry Fat	*
Peach State Labs	Rome, GA	Soybean Oil	*

			Annual Production
Company	Location	Feedstock	Capacity (mmgy)(1)
Sunshine BioFuels, LLC	Cairo, GA	Soybean Oil	6
US Biofuels Inc.	Rome, GA	Multi Feedstock	10
Pacific Biodiesel	Kahului, HI	Recycled Cooking Oil	.2
Pacific Biodiesel	Honolulu, HI	Recycled Cooking Oil	1
AGP	Sergeant Bluff, IA	Soybean Oil	15
Cargill	Iowa Falls, IA	Soybean Oil	37.5
Clinton County BioEnergy	Clinton, IA	Soybean Oil	10
Renewable Energy Group, Inc.	Ralston, IA	Soybean Oil	12
Sioux Biochemical, Inc.	Sioux Center, IA	Multi Feedstock	*
Soy Solutions	Milford, IA	Soybean Oil	2
Western Iowa Energy	Wall Lake, IA	Multi Feedstock	30
Stepan Company	Millsdale, IL	Soybean Oil	22
Evergreen Renewables	Hammond, IN	Soybean Oil	5
Heartland Biofuels	Flora, IN	Soybean Oil	.45
Integrity Biofuels	Morristown, IN	Soybean Oil	10
Griffin Industries	Butler, KY	Multi Feedstock	2
Union County Biodiesel	Morganfield, KY	Soybean Oil	1.5
Maryland Biodiesel	Berlin, MD	Soybean Oil	.5
FUMPA BioFuels	Redwood Falls, MN	*	3
Green Range Renewable Energy	Ironton, MN	Recycled Cooking Oil	.15
Minnesota Soybean Processors	Brewster, MN	Soybean Oil	30
Soymor	Albert Lea, MN	Soybean Oil	30
Missouri Better Beans	Bunceton, MO	Soybean Oil	3
Missouri Bio-Products	Bethel, MO	Multi Feedstock	2
CFC Transportation, Inc.	Columbus, MS	Multi Feedstock	1.5
Channel Chemical Corporation	Gulfport, MS	Soybean Oil	5
Earth Biofuels, Inc.	Meridan, MS	Soybean Oil	2
Blue Ridge Biofuels	Asheville, NC	Multi Feedstock	2
Horizon Biofuels, Inc.	Arlington, NE	Multi Feedstock	.25
Environmental Alternatives	Newark, NJ	Soybean Oil	13
Rio Valley Biofuels, LLC	Anthony, NM	Multi Feedstock	*
Bently Biofuels	Minden, NV	Multi Feedstock	1
Biodiesel of Las Vegas	Las Vegas, NV	Multi Feedstock	5
North American Biofuels Company, Inc.	Bohemia, NY	Trap Grease	1
American Ag Fuels, LLC	Defiance, OH	Multi Feedstock	1.5
PEC Biofuels	Hicksville, OH	Soybean Oil	7.5
Peter Cremer	Cincinnati, OH	Soybean Oil	30
Earth Biofuels, Inc.	Durant, OK	Multi Feedstock	10
Green Country Biodiesel, Inc	Chelsea, OK	Soybean Oil	2.5
SeQuential-Pacific Biodiesel, LLC	Salem, OR	Multi Feedstock	1
Keystone BioFuels, Inc.	Shiremanstown, PA	Soybean Oil	*

			Annual Production
Company	Location	Feedstock	Capacity (mmgy)(1)
United Biofuels, Inc.	York, PA	Soybean Oil	1.5
United Oil Company	Pittsburgh, PA	Multi Feedstock	2
Carolina Biofuels, LLC	Taylor	Soybean Oil	6
Midwest BioDiesel Producers, LLC	Alexandria, SD	Soybean Oil	7
Agri-Energy, Inc	Louisburg, TN	Soybean Oil	5
NuOil	Counce, TN	Soybean Oil	1.5
TN Bio Energy	Manchester, TN	Soybean Oil	1.5
Biodiesel Industries of Greater Dallas-Fort Worth	Denton, TX	Multi Feedstock	3
Brownfield Biodiesel, LLC	Ralls, TX	Cottonseed Oil	2
Central Texas Biofuels	Giddings, TX	Soybean Oil	1.5
Huish Detergents	Pasadena, TX	*	4
Johann Haltermann Ltd	Houston, TX	Soybean Oil	20
New Fuel Company	Dallas, TX	Multi Feedstock	.25
NMM, Ltd	Channelview, TX	Multi Feedstock	1
Organic Fuels, LLC	Galena Park, TX	Multi Feedstock	30
Pacific Biodiesel Texas	Carl’s Corner, TX	Multi Feedstock	2
SAFE Fuels, Inc.	Conroe, TX	Soybean Oil	12
Smithfield Bioenergy LLC	Cleburne, TX	Multi Feedstock	12
SMS Envirofuels	Poteet, TX	Soybean Oil	6
South Texas Blending	Laredo, TX	Tallow	5
Domestic Energy Partners	Spanish Fork, UT	Multi Feedstock	9
Cheasapeake Custom Chemical	Ridgeway, VA	Soybean Oil	5
Renroh Environmental Company	South Boston, VA	*	.08
Virginia Biodiesel Refinery	New Kent, VA	Soybean Oil	2
Imperium Seattle Biodiesel	Seattle, WA	Soybean Oil	5
Generation Bio, LLC	Kiel, WI	*	*
Renewable Alternatives	Manitowoc, WI	Soybean Oil	*
WRR Environmental Services	Eau Claire, WI	Multi Feedstock	*
Total Annual Production Capacity			582

*	Not provided

(1)	Annual Production Capacity only refers to the reported maximum production capability of the facility. It does not represent how many gallons of biodiesel were actually produced at each plant.

(2)	Includes the annual production capacity of plants which chose not to list their production.
     The majority of plants, and certainly the largest biodiesel producers utilize soybean oil. This ratio is likely to change over time as more producers design their plants with the capability to use multiple feedstocks. This means that we will compete with other biodiesel producers not just in the sale of our biodiesel, but also in the acquisition of our raw materials. Because most biodiesel is made from soybean oil, additional biodiesel production will likely increase the cost of soybeans. This will make it more expensive for us to produce our biodiesel and the increased cost will negatively impact our ability to make a profit.

     Many current plants are capable of using only vegetable oil for feedstock. Our plant will be able to use both vegetable oil and animal fat to produce biodiesel, allowing us to use whichever is least expensive at any given time. This will be beneficial because the cost of feedstock is the highest cost associated with biodiesel production. Our ability to utilize animal fat is also significant because animal fat-based biodiesel has some favorable advantages over soy-based biodiesel, such as better lubricity and lower nitrogen oxide (NOx) emissions.
     Sources and Availability of Raw Materials
Supply
     The cost of feedstock is the largest single component of the cost of biodiesel production, accounting for 70% to 90% of the overall cost of producing biodiesel. As a result, increased prices for feedstock greatly impact the biodiesel industry. Soybean oil is the most abundant feedstock available in the United States. The twenty-year average price for soybean oil is approximately $0.21 per pound. Currently, the price of soybean oil on the futures market is $0.29 per pound.
     It takes about 7.3 pounds of soybean oil to produce one gallon of biodiesel. Depending upon market conditions, we anticipate that our biodiesel plant will process approximately 160 million pounds (21.8 million gallons) of soybean oil and 70 million pounds (10 million gallons) of animal fats per year as the feedstock for its production process. We have entered into a management and operational services agreement with REG pursuant to which REG will procure feedstock for our biodiesel plant. The agreement requires REG to provide analysis and audit of feedstock suppliers, purchase feedstock meeting specifications and in adequate quantities to fill the production schedule of the facility, negotiate for discounts, and provide transportation, logistics, and scheduling of feedstock deliveries. The inability of REG to obtain adequate feedstock for our facility could have significant negative impacts on our ability to produce biodiesel and on our revenues.
Pretreatment Costs
     Crude soybean oil and all animal fats need to be pretreated before being processed into biodiesel. Pretreatment takes crude soybean oil and any animal fat or grease, removes the impurities and prepares the feedstock to go through the biodiesel production process. Some feedstock needs more treatment than others. For example, virgin soybean oil can be easier and cheaper to pretreat than turkey fat, and turkey fat can be easier and cheaper to pretreat than beef tallow. The cost of the process is driven by the structure of the feedstock and the impurities in the feedstock.
     For soybean oil, the pretreatment process results in refined and bleached (RB) oil. The price differential between RB oil and crude soy oil is ordinarily $0.05 per pound. Our processing plant will have pretreatment capabilities allowing us to utilize crude vegetable oil and many types of fat or grease as feedstock in our facility. This added flexibility allows us to choose the feedstock that will produce biodiesel in the most cost-effective manner possible.
     Dependence on One or a Few Major Customers
     We have entered into a management and operational services agreement with REG under which REG will market our biodiesel, glycerin, and fatty acids produced at the facility. Therefore, we are highly dependent on REG’s ability to successfully market all of our products. Pursuant to this agreement, REG will provide: market analysis of biodiesel supply and demand; market access to distribution channels developed by REG; analysis and audit of biodiesel customers, including creditworthiness; marketing specialists and sales representatives to attain and establish sales opportunities and relationships for the facility’s products; transportation and logistics for biodiesel shipments; and invoicing and accounts receivable management for our biodiesel shipments. Any loss of REG as our marketer for our products or any inability of REG to successfully market our products could have a significant negative impact on our revenues. Although we expect that we would be able to secure alternative marketers if necessary, we have no agreements with alternative marketers at this time.

     Patents, Trademarks, and Licenses
     As part of our design-build agreement, REG has agreed to provide us with a perpetual and irrevocable license to use any and all of its technology and proprietary property related to or incorporated into the plant in connection with our operation, maintenance and repair of the plant. We do not intend to register our logo as a trademark.
     Governmental Approval and Regulations
Federal Biodiesel Supports
     We expect the demand for biodiesel in the United States to grow significantly over the next ten years due to the demand for cleaner air, an emphasis on energy security and the Renewable Fuel Standard and other government support of renewable fuels. The Energy Policy Act of 2005 and the American Jobs Creation Act have established the groundwork for biodiesel market development.
Renewable Fuels Standard
     The Energy Policy Act of 2005 creates the Renewable Fuels Standard (RFS), which mandates that 7.5 billion gallons of renewable fuels be used annually by 2012. The standard starts at 4 billion gallons in 2006 and increases to 7.5 billion gallons in 2012. This legislation directed the EPA to promulgate regulations that ensure the applicable volumes of renewable fuels are sold in the United States each year. On September 7, 2006 the EPA promulgated a proposed final rule that would fully implement the RFS. The proposed final rule would implement the requirement that starting in 2006, 4 billion gallons of renewable fuel must be used in the United States, increasing utilization to a total of 7.5 billion gallons by 2012. Further, the proposed final rule creates a credit trading system, by which fuel blenders who are subject to the RFS but do not blend sufficient quantities of renewable fuels to meet the RFS can purchase credits from parties who blend more renewable fuels than they are required. This system is meant to allow the industry as a whole to meet the RFS mandate in the most cost-effective manner possible.
     In 2006, the RFS required the use of 4 billion gallons of renewable fuels. It is estimated that the ethanol industry alone produced nearly 5 billion gallons of ethanol in 2006. The National Biodiesel Board estimates that 200-250 million gallons of biodiesel were produced in 2006. Since the production of biofuels in 2006 likely exceeded this 4 billion gallon requirement, the RFS will likely not increase demand for renewable fuels significantly, if at all. Further, since the renewable fuels industry is expanding rapidly, in both biodiesel and ethanol, there is no assurance that additional production of renewable fuels will not continually outstrip any additional demand for biodiesel that might be created by the RFS. If the RFS does not significantly increase demand compared to increases in supply, the RFS will likely not lead to an increase in the price at which we sell our biodiesel.
Biodiesel Tax Credit
     The American Jobs Creation Act of 2004 created the Volumetric Ethanol Excise Tax Credit (VEETC) for biodiesel of $1.00 per gallon for agri-biodiesel. Agri-biodiesel is fuel made solely from animal fats and virgin crude vegetable oils, including esters derived from corn, soybeans, sunflower seeds, cottonseeds, canola, crambo, grapeseeds, safflowers, flaxseeds, rice bran, and mustard seeds. The VEETC also provided for a tax credit of $0.50 per gallon for biodiesel made from non-virgin vegetable oil and animal fat sources. VEETC may be claimed in both taxable and nontaxable markets, including exempt fleet fuel programs and off-road diesel markets. The projected effect of VEETC will be to streamline the use of biodiesel and encourage petroleum blenders to blend biodiesel as far upstream as possible. VEETC also streamlines the tax refund system for below-the-rack blenders to allow a tax refund of the biodiesel tax credit on each gallon of biodiesel blended with diesel (dyed or undyed) to be paid within 20 days of blending. Below-the-rack blenders are blenders who market fuel that is for ground transportation engines and is not in the bulk transfer system. VEETC was originally set to expire in 2006, but was extended through December 31, 2008 by the Energy Policy Act of 2005.
State Legislation
     Several states, including Iowa, are currently researching and considering legislation to increase the amount of biodiesel used and produced in their states. However, Minnesota is the first and only state to mandate biodiesel use. The legislation, which became effective in September 2005, requires that all diesel fuel sold in the state contain 2% biodiesel. In August 2006, Iowa passed legislation that creates an aggressive renewable fuels standard that requires 10% of fuel used in Iowa to be from renewable sources by 2009 and increasing the renewable fuel standard to 25% by 2019. While this does not require biodiesel use, it should significantly increase renewable fuels use in Iowa. The Iowa legislation includes tax credits to help retailers meet this requirement. In May 2006, Iowa passed legislation that provided for an incentive of $0.03 per gallon of biodiesel produced for retailers who sell at least 50% biodiesel blends. This is also expected to increase biodiesel demand.
     Other states have enacted legislation to encourage (but not require) biodiesel production and use. Several states provide tax incentives and grants for biodiesel-related studies and biodiesel production, blending, and use. In addition, several governors have issued executive orders directing state agencies to use biodiesel blends to fuel their fleets.
Future Legislation
     Environmental regulations that may affect our company change frequently. It is possible that the government could adopt more stringent federal or state environmental rules or regulations, which could increase our operating costs and expenses. The government could also adopt federal or state environmental rules or regulations that may have an adverse effect on the use of biodiesel. Furthermore, the Occupational Safety and Health Administration (OSHA) will govern our plant operations. OSHA regulations may change such that the costs of the operation of the plant may increase. Any of these regulatory factors may result in higher costs or other materially adverse conditions effecting our operations, cash flows and financial performance. These adverse effects could decrease or eliminate the value of our units.
     Research and Development
     We do not conduct any research and development activities associated with the development of new technologies for use in producing biodiesel.
     Costs and Effects of Compliance with Environmental Laws
     We are subject to extensive air, water and other environmental regulations and we have been required to obtain a number of environmental permits to construct the plant and will be required to obtain more permits before our plant becomes operational. We estimate that it will cost us approximately $100,000 to comply with federal, state, and local environmental laws in the next twelve months. We have obtained all of the permits required to construct the plant. We have obtained, or are in the process of obtaining, all of the necessary permits to begin plant operations. Any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations.
     We will be subject to oversight activities by the EPA. We will be obtaining an ID number from the EPA for any hazardous waste that may result from our production of biodiesel. There is always a risk that the EPA may enforce certain rules and regulations differently than Iowa’s environmental administrators. Iowa and EPA environmental rules are subject to change, and any such changes could result in greater regulatory burdens on our plant operations.
     Additionally, we could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from foul smells or other air or water discharges from the plant.

These claims could result in liability for the company and court orders that make it impossible or unprofitable to operate our plant.
     Employees
     On August 22, 2006 we entered into a management and operational services agreement with Renewable Energy Group, Inc. (REG) pursuant to which REG is responsible for providing Central Iowa Energy with a general manager and an operations manager. Such persons will be employees of REG, but will be assigned to carry out their respective responsibilities at our facility. All employee compensation and benefits associated with the positions of general manager and operations manager will be paid by REG. In July of 2006, REG hired Derek Winkel to serve as the general manager of our biodiesel plant. For the past seven months, Derek has been overseeing the development and start-up of our facility and has worked closely with our board of directors. Once our plant is operational, he will be responsible for directing staff, personnel and plant operations. In November of 2006, REG hired Phil Abels as our operations manager. He will be responsible for scheduling our biodiesel production, managing our plant technology, and overseeing facility and equipment maintenance.
     With the exception of the general manager and the operations manager, Central Iowa Energy will directly employ all other employees and will have sole responsibility for the terms and conditions of employment. Pursuant to the management and operational services agreement, REG will assist us in hiring and training our personnel and will provide human resource and payroll assistance. Central Iowa Energy will be responsible for all staff and personnel costs.
     We expect that we will need to hire 28 employees to operate our biodiesel facility. We anticipate that all of the employees we need to operate our plant will be hired by March 15, 2007 and that such employees will be trained before operations begin in April 2007. We have recently hired two employees. Our operations supervisor began work on January 24, 2007 and our accounting manager will begin work on January 29, 2007.
     We have entered into a preliminary agreement with Des Moines Area Community College in Ankeny, Iowa for the establishment of a new jobs training program to educate and train employees of Central Iowa Energy. The services provided pursuant to this program could include job related instruction, skill testing and assessment, and on-the-job training. A final job training agreement will be executed only if Des Moines Area Community College determines in its sole discretion to proceed with the training program. If a final job training agreement is executed, Des Moines Area Community College will be authorized to issue training certificates to provide immediate funding for the project. Des Moines Area Community College’s project costs will be paid by incremental property taxes to be derived from the company’s business, the receipt of one and one-half percent (1 1/2%) of the increased payroll withholding tax revenues resulting from the creation of the new jobs, and, if such funds are insufficient, the Company’s funds. The amount of funding available pursuant to the project would be approximately $70,000.
Available Information
     The public may read and copy materials we file with the Securities and Exchange Commission (SEC) at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Reports we file electronically with the SEC may be obtained at http://www.sec.gov. The public may also access the reports that we file with the SEC through our website at http://www.centraliowaenergy.com

ITEM 1A. RISK FACTORS
You should carefully read and consider the risks and uncertainties below and the other information contained in this report. The risks and uncertainties described below are not the only ones we may face.
The following risks, together with additional risks and uncertainties not currently known to us or that we currently deem immaterial could impair our financial condition and results of operation.
Risks Related to Central Iowa Energy as a Development-Stage Company
     We have no operating history, which could result in errors in management and operations causing a reduction in the value of our units. We are a recently formed company and have no history of operations. We may not be able to manage start-up effectively and properly staff operations, and any failure to manage our start-up effectively could delay the commencement of plant operations. Such a delay is likely to further hinder our ability to generate revenue and satisfy our debt obligations and could make governmental grants unavailable to us. We anticipate our company will experience substantial growth during start-up of operations of the plant and the hiring of employees. This period of growth is likely to be a significant challenge to us. If we fail to manage start-up effectively, we could lose all or a substantial part of members’ investments.
     We have a history of losses and may not ever operate profitably. From our inception on March 31, 2005 through September 30, 2006, we incurred an accumulated net loss of $945,188. We will continue to incur significant losses until we successfully complete construction and commence operation of the plant. There is no assurance that we will be successful in our efforts to build and operate the biodiesel plant. Even if we successfully meet all of these objectives and begin operations at the biodiesel plant, there is no assurance that we will be able to operate profitably.
     The value of our members’ investments may decline in value due to decisions made by our initial board of directors and until the plant is built, our members’ only recourse to replace these directors will be through the amendment of our operating agreement. Our operating agreement provides that the board of directors will serve until the first annual or special meeting of the members following the date our biodiesel plant begins substantial operations. If our project suffers delays due to construction, our units may decline in value, and our board of directors could serve for an extended period of time. In that event, our investors’ only recourse to replace these directors would be through an amendment to our operating agreement which could be difficult to accomplish.
     Our business is not diversified. Our success depends largely upon our ability to profitably operate our biodiesel plant. We do not have any other lines of business or other sources of revenue if we are unable to operate our biodiesel plant and manufacture biodiesel and glycerin. We have no other line of business to fall back on if the biodiesel business declines or if our biodiesel plant cannot operate at full capacity for any extended period of time.
     Our financial performance will depend significantly on our feedstock prices, and generally we cannot pass on increases in input prices to our customers. Our biodiesel production requires substantial amounts of feedstock. The primary feedstock we expect to use is soybean oil. Soybeans, which are used to produce soybean oil, as with most other crops, are affected by weather, disease and other environmental conditions. The price of soybeans and consequently soybean oil, is also influenced by general economic, market and government factors. These factors include weather conditions, farmer planting decisions, domestic and foreign government farm programs and policies, global demand and supply and quality. Changes in the price of soybeans and soybean oils can significantly affect our business. Generally, higher soybean and soybean oil prices will produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true if market conditions do not allow us to pass along increased soybean oil costs to our customers. The price of soybeans has fluctuated significantly in the past and may fluctuate significantly in the future. If a period of high soybean prices were to be sustained for some time, our profitability may suffer because of the higher cost of operating our plant and may make biodiesel production uneconomical. Although we have the ability to use other vegetable oils and animal fats as feedstock, we will predominantly use soybean oil. We cannot offer any assurance that we will be able to offset any increase in the price of soybean oil by increasing the price of our products because the price which we receive for our biodiesel depends largely on the cost of petroleum-based diesel along with certain government incentives. If we cannot offset increases in the price of soybean oil, our financial performance may be materially and adversely affected.
     We have not hired all of the employees necessary to operate our plant, and may not be able to hire employees capable of effectively operating the biodiesel plant, which may hinder our ability to operate profitably. Prior to completion of the plant construction and commencement of operations, we intend to hire approximately 28 full-time employees. As of January 2007 we have hired two of those employees: an operations manager and an accounting manager. However, we may not be successful in attracting or retaining a sufficient number of employees to operate the plant and provide management and administrative services. If we cannot find sufficient employees who are qualified locally, we will have to attract others to relocate to Newton, Iowa. We may not be successful in hiring employees to operate our biodiesel plant at a reasonable price. If we are not able to hire and retain employees who can effectively operate the plant, our ability to profitably operate the plant will be adversely affected. This could reduce or eliminate the value of our units.
     We have no experience in the biodiesel industry, which increases the risk of our inability to build and operate the biodiesel plant. We are presently, and will likely continue to be for some time, dependent upon our founding members, some of whom are serving as our initial directors. Most of these individuals are experienced in business generally but have no experience in organizing and building a biodiesel plant or in governing and operating a public company. Most of our directors have no expertise in the biodiesel industry. In addition, certain directors on our board of directors are presently engaged in business and other activities that impose substantial demands on the time and attention of such directors. We will also need a manager for the plant with experience in the biodiesel industry and in operating a production plant similar to our own. REG has provided us with a general manager, however, we may not be successful in retaining our general manager due to the competitive market for such individuals. New plants are continually being constructed and there is a limited number of individuals with expertise in this area. In addition, if we are unable to retain our current general manager, we may have difficulty in attracting other competent personnel to relocate to Iowa in the event that such personnel are not available locally. Our failure to attract and retain such individuals could limit or eliminate any profit that we might make and could result in our failure. If we fail, we could lose all or a substantial part of our members’ investments.
     We will depend upon REG and its affiliates for expertise in the commencement of operations in the biodiesel industry and any loss of this relationship could cause us delay and added expense, placing us at a competitive disadvantage. REG of Ralston, Iowa, is a recently established entity formed through a combination of the biodiesel management services business of West Central Cooperative of Ralston, Iowa, and the biodiesel plant construction business of Renewable Energy Group, LLC, also of Ralston, Iowa. West Central Cooperative was a farmer-owned cooperative that specializes in soy processing operations, including the manufacture and sale of biodiesel and procurement of feedstock. West Central Cooperative maintains a controlling interest in REG. REG’s objective is to offer a comprehensive set of management, procurement, marketing and construction services to the biodiesel industry. REG currently produces biodiesel at its Ralston facility and has also announced its intention to increase biodiesel production through wholly-owned and third-party managed biodiesel plants. Therefore, we will be in competition with REG and its affiliates for the production and sale of biodiesel.
     We have entered into an agreement with REG to design, engineer and build the processing facility. In addition, we have contracted with REG for management, feedstock procurement and marketing services for our plant. Any loss of this relationship with REG or its affiliates, particularly during the construction and start-up period for the plant, may prevent us from commencing operations and result in the failure of our business. Significant costs and delays would likely result from the need to find other contractors and consultants. In addition, REG’s involvement in other projects could delay the commencement and start-up operations of our project. Unforeseen expenses and delays may be prohibitive and cause our project to fail. Such unforeseen expenses and delays may reduce our ability to generate revenue and may significantly damage our competitive position in the biodiesel industry such that our members could lose some or all of their investment.

Risks Related to Construction of the Biodiesel Plant
     We will depend on key suppliers, whose failure to perform could force us to abandon business, hinder our ability to operate profitably or decrease the value of our units. We will be highly dependent upon REG to design and build the plant. Should REG fail to perform in any manner significant to our operations, our project could fail and the value of our units could decrease. Further, we are depending on REG’s assessment of the cost and feasibility of operating our plant. If REG’s assessment of the cost and feasibility of operating our plant are incorrect, we may encounter unforeseen costs or difficulties in the design, construction or operation of our plant which could decrease our profits.
     We expect that we will also be highly dependent upon REG’s experience and ability to train personnel in operating the plant. Further, if the completed plant does not operate to the level anticipated by us in our business plan, we will rely on REG to adequately address such deficiency. REG may not be able to address such deficiency in an acceptable manner. Failure to do so could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues.
     We anticipate being highly dependent upon REG to procure our inputs and market our products. If REG does not perform its obligations pursuant to our management and operations services agreements we may be unable to specifically enforce our agreement, which could negatively affect the value of our units. Our reliance on REG may place us at a competitive disadvantage. Our reliance on REG is of particular concern given that REG has commenced production of biodiesel at its Ralston plant and anticipates increasing its biodiesel production through wholly-owned and third-party managed biodiesel plants in the future. This means that REG is a competitor with us in many aspects of our business including: feedstock procurement, biodiesel marketing, as well as management service providers and employees.
     Construction delays could result in devaluation of our units if our production and sale of biodiesel and glycerin are similarly delayed. We currently hope to have our plant in operation by April 2007; however, construction projects often involve delays in obtaining permits, construction delays due to weather conditions, or other events that delay the construction schedule. In addition, changes in interest rates or the credit environment or changes in political administrations at the federal, state or local level that result in policy change towards biodiesel or this project, could cause construction and operation delays. If it takes longer to construct the plant than we anticipate, it would delay our ability to generate revenue and make it difficult for us to meet our debt service obligations. This could reduce the value of our units.
     Defects in plant construction could result in devaluation of our units if our plant does not produce biodiesel and its co-product, glycerin, as anticipated. There is no assurance that defects in materials and/or workmanship in the plant will not occur. Though the design-build agreement requires REG to correct all defects in material or workmanship for a period of one year after substantial completion of the plant, material defects may still occur. Such defects could delay the commencement of operations of the plant, or, if such defects are discovered after operations have commenced, could cause us to halt or discontinue the plant’s operation. Halting or discontinuing plant operations could delay our ability to generate revenues and reduce the value of our units.
     Any failure of the production technology supplied by REG for our plant could cause us to discontinue production. We will be highly dependant upon the technology supplied by REG for our biodiesel plant. Failure of the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of our units. Any assertion by a third party as to the rights to the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of our units.
     Changes in production technology could require us to commit resources to updating the biodiesel plant or could otherwise hinder our ability to compete in the biodiesel industry or to operate at a profit. We expect advances and changes in the technology of biodiesel production to occur. Such advances and changes may make our biodiesel production technology less desirable or obsolete. The plant is a single-purpose facility and has no use other than the production of biodiesel and associated products. Much of the cost of the plant is attributable to the cost of production technology which may be impractical or impossible to update. The value of our units could decline if changes in technology cause us to operate the plant at less than full capacity for an extended period of time or cause us to abandon our business. Further, more efficient technologies might be developed that we could not implement that would allow our competitors to produce biodiesel in a more cost-effective manner than us.
Risks Related to Biodiesel Production
     Declines in the prices of biodiesel and its co-products will have a significant negative impact on our financial performance and the value of our units. Our revenues will be greatly affected by the price at which we can sell our biodiesel and its co-products, primarily glycerin. These prices can be volatile as a result of a number of factors over which we have no control. These factors include the overall supply and demand for biodiesel, the price of diesel fuel, level of government support, and the availability and price of competing products. The total production of biodiesel continues to rapidly expand at this time and demand may not rise to meet the increase in supply which may lead to lower prices. Any lowering of biodiesel prices may reduce our revenues, causing a reduction in the value of our units.
     In addition, increased biodiesel production has lead to increased supplies of co-products from the production of biodiesel, such as glycerin, which has lead to lower prices for our co-products. Glycerin prices in Europe have already declined over the last several years due to increased biodiesel production and resulting saturation of the glycerin market and this is currently happening in the United States as well. Increased supplies of co-products could continue to outpace demand for those co-products which would lead to even lower prices for our co-products. Depending on biodiesel and glycerin price levels, revenue generated by the sale of glycerin would constitute approximately 2.5% of our total revenues; however, if the price of glycerin continues to decline, our revenue from glycerin may be substantially compromised. Increased expenses and decreased sales prices for our products may result in less income, which would decrease our revenues and result in the loss of some or all of the value of our units.
     We are at a disadvantage in marketing our glycerin because our plant will not produce pharmaceutical grade glycerin, thereby decreasing the market for the glycerin we produce. The price of glycerin has decreased dramatically in the United States due to oversupply from biodiesel producers. A major use of glycerin is in the production of drugs. The glycerin our plant will produce, however, is not pharmaceutical-grade glycerin. This will limit our ability to market the glycerin produced by our biodiesel plant. The glycerin we produce will have to be purified in order for it to be used in pharmaceutical applications. Since the market in which we can sell our glycerin is limited, we might not be able to sell all of the glycerin we produce or we may not be able to sell our glycerin at a favorable price. If we cannot sell all of the glycerin we produce or cannot sell it at a favorable price, our ability to operate our biodiesel plant profitably might be adversely affected and the value of our units may decrease.
     Competition from other sources of fuel may adversely affect our ability to market our biodiesel. Although the price of diesel fuel has increased over the last several years and continues to rise, diesel fuel prices per gallon remain at levels below or equal to the price of biodiesel. In addition, other more cost-efficient domestic alternative fuels may be developed which could displace biodiesel as an environmentally-friendly alternative fuel. If diesel prices do not continue to increase or a new fuel is developed to compete with biodiesel, it may be difficult to market our biodiesel, which could result in a decrease in the value of our units.
     Our business is sensitive to feedstock prices and the availability of adequate supplies of feedstock. Changes in the prices and availability of our feedstock may hinder our ability to generate revenue and reduce the value of our units. Our results of operations and financial condition will be significantly affected by the cost and supply of feedstock. Changes in the price and supply of feedstock are subject to and determined by market forces over which we have no control. Because there is little or no correlation between the price of feedstock and the price of biodiesel, we cannot pass along increased feedstock prices to our biodiesel customers. As a result, increased feedstock prices may result in decreased revenues. If we experience a sustained period of high feedstock prices, such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated and our members may lose some or all of their investments.
     We may engage in hedging transactions which involve risks that can harm our business. Once the plant is operational, we will be exposed to market risk from changes in commodity prices. Exposure to commodity price risk results from our dependence on soybean oil in the biodiesel production process. We may seek to minimize the risks from fluctuations in the prices of soybean oil through the use of hedging instruments. Hedging means protecting the price at which we buy feedstock and the price at which we will sell our products in the future. The effectiveness of our hedging strategies is dependent upon the cost of soybean oil and our ability to sell sufficient amounts of our products to use all of the soybean oil for which we have futures contracts. There is no assurance that our hedging activities will successfully reduce the risk caused by price fluctuation which may leave us vulnerable to high soybean oil prices. Alternatively, we may choose not to engage in hedging transactions and our results of operations and financial conditions may also be adversely affected during periods in which soybean oil prices increase.
     Hedging activities themselves can result in costs because price movements in soybean oil contracts are highly volatile and are influenced by many factors that are beyond our control. There are several variables that could affect the extent to which such soybean oil contracts are impacted by price fluctuations in the cost of soybean oil. However, it is likely that commodity cash prices will have the greatest impact on the derivatives instruments with delivery dates nearest the current cash price. We may incur such costs and they may be significant.
     Our reliance upon REG for feedstock supply may hinder our ability to profitably produce our biodiesel. We have entered into a contract with REG to provide all of the feedstock we require to operate our facility. REG anticipates acquiring our feedstock from third parties. Assuming REG can establish feedstock relationships, the suppliers may terminate those relationships, sell to other buyers, or enter into the biodiesel manufacturing business in competition with us. REG may not perform its obligations as agreed, and we may be unable to specifically enforce our agreements. This could negatively affect our ability to create revenue and may reduce or eliminate the value of our units.
     Asian soybean rust and other plant diseases may decrease our ability to obtain a sufficient feedstock supply. Our feedstock supply is highly dependant upon the availability and price of soybeans. Asian soybean rust is a plant fungus that attacks certain plants including soybean plants. Asian soybean rust is abundant in certain areas of South America, and is present in the United States. Left untreated, it can reduce soybean harvests by as much as 80%. Although it can be mitigated with chemicals, the treatment increases production costs for farmers by approximately 20%. Increases in production costs and reduced soybean supplies could cause the price of soybeans to rise and increase the cost of soybean oil as a feedstock to our plant. Such increase in cost would increase the cost of producing our biodiesel and decrease our revenue from operations.
     We will be dependent on others for sales of our products, which may place us at a competitive disadvantage and reduce profitability. We do not intend to have a sales force of our own to market our biodiesel and glycerin. As a result, we have contracted with REG to market all of the products we produce. We will be heavily dependent on REG to market our biodiesel and glycerin. If REG breaches the contract or does not have the ability, for financial or other reasons, to market all of the biodiesel we produce, we will not have any readily available means to sell our biodiesel. Our lack of a sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage. Our failure to sell all of our biodiesel and glycerin products may result in less income from sales, reducing our revenue, which could lower the value of our members’ investments.
     If we are forced to temporarily cease operating our biodiesel plant for any reason, we might not be able to meet our current liabilities or our profits may be reduced. If we are forced to temporarily cease operations at our biodiesel plant, either because we cannot sell the biodiesel we are producing, because of defects in our equipment at the plant, due to violations of environmental law, or any other reason, our ability to produce revenue would be aversely affected. We have no source of revenues other than production of biodiesel and glycerin at our biodiesel plant. If our plant were to cease production, we would not generate any income and we might not be able to pay our debts as they become due, including payments required under our loan. If the plant ceases to operate for enough time, we might not be able to continue operating the plant and our members could lose some or all of their investment.
     Concerns about fuel quality may impact our ability to successfully market our biodiesel. Industry standards impose quality specifications for biodiesel fuel. Actual or perceived problems with quality control in the industry may lead to a lack of consumer confidence in the product and hinder our ability to successfully market our biodiesel. For example, in December of 2005, a batch of biodiesel that failed to meet industry specifications in Minnesota resulted in a 10-day emergency variance from the state’s 2% biodiesel requirement in order to allow for time to fix the problem. Although industry representatives attributed the problem to start-up glitches in the state’s new biodiesel plants, similar quality control issues could result in a decrease in demand for our product, which could lower the value of our members’ investments.
     Cold weather may cause biodiesel to gel, which could have an adverse impact on our ability to successfully market our biodiesel. The pour point for a fuel is the temperature at which the flow of the fuel stops. A lower pour point means the fuel can be effectively utilized in colder weather. The pour point of 100% soy-based biodiesel is approximately 25ºF. The pour point for tallow-based biodiesel is approximately 60ºF. The pour point for No. 2 low sulfur diesel fuel is approximately -30ºF. When diesel is mixed with soy-based biodiesel to make a 2% biodiesel blend, the pour point is -25ºF. Therefore, we believe we will need to blend soy-based biodiesel with petroleum diesel in order to provide a biodiesel product that will have an acceptable pour point in cold weather. Generally, biodiesel that is used in blends of 2% to 20% is expected to provide an acceptable pour point for colder markets comparable to the No. 2 low sulfur diesel pour point. In colder temperatures, lower blends are recommended to avoid fuel system plugging. This may cause the demand for our biodiesel in northern markets to diminish during the colder months.
     The tendency of biodiesel to gel in colder weather may also result in long-term storage problems. At low temperatures, fuel may need to be stored in a heated building or heated storage tanks. This may cause a decrease in demand for our product in colder climates due to increased storage costs. This may result in a decrease of our revenues and the value of our units.
     Automobile manufacturers and other industry groups have expressed reservations regarding the use of biodiesel, which could negatively impact our ability to market our biodiesel. Because biodiesel is a relatively new product, the research of biodiesel use in automobiles and its effect on the environment is ongoing. Some industry groups and standards, including the World Wide Fuel Charter, have recommended that blends of no more than 5% biodiesel be used for automobile fuel, due to concerns about fuel quality, engine performance problems and possible detrimental effects of biodiesel on rubber components and other engine parts. Although some manufacturers have encouraged use of biodiesel fuel in their vehicles, cautionary pronouncements by others may impact our ability to market our product.
     The trucking industry opposed the imposition of the Minnesota 2% biodiesel requirement, citing concerns regarding fuel expense and lack of infrastructure necessary to implement the requirement. Such concerns may result in opposition to similar proposed legislation in other states in the future and may negatively impact our ability to market our biodiesel. The American Trucking Associations, however, altered its position on biodiesel in October 2005 by passing a resolution advocating the use of 5% biodiesel blends by the trucking industry.
     In addition, studies have shown that nitrogen oxide emissions from pure biodiesel are 10% higher than with petroleum-based biodiesel. Nitrogen oxide is the chief contributor to ozone or smog. New engine technology is available and is being implemented to eliminate this problem. The increased nitrogen oxide emissions may decrease the appeal of our product to environmental groups and agencies who have been historic supporters of the biodiesel industry, which may result in our inability to market our biodiesel and could lead to a decrease in the value of our units.

     Our ability to successfully operate is dependent on the availability of electricity at anticipated prices. Adequate electricity is critical to plant operations. Interstate Power and Light Company, a subsidiary of Alliant Energy Corporation, will be our supplier of electricity. There can be no assurance that we will have a reliable and adequate supply of electricity. An interruption in the supply of electricity for any reason, such as supply, delivery, or mechanical problems, may require us to halt production. If Interstate Power and Light Company is unable to provide a reliable supply of the necessary quantities of electricity, our ability to produce biodiesel and make a profit may decline.
     Our ability to successfully operate is dependent on the availability of water at anticipated prices. To produce biodiesel, we will need a significant supply of water. Water to our plant site will be supplied by the Central Iowa Water Association. Water supply and water quality are important requirements to operate the biodiesel plant. There can be no assurance that we will have a reliable and adequate supply of water. An interruption in the supply of water for any reason may require us to halt production. If Central Iowa Water Association is unable to supply our plant with a sufficient supply of water to sustain the biodiesel plant in the future, our ability to make a profit may decline.
     Our ability to successfully operate is dependent upon the availability of natural gas at anticipated prices. We will require a significant supply of natural gas to produce biodiesel. We anticipate that natural gas will be supplied to our site by Aquila, Inc. There can be no assurance that we will have a reliable and adequate supply of natural gas. An interruption in the supply of natural gas for any reason, such as supply, delivery, or mechanical problems, may require us to halt production. The inability of Aquila, Inc. to provide a reliable supply of the necessary quantities of natural gas may negatively effect our operations, cash flows and financial performance.
Risks Related to Biodiesel Industry
     New plants under construction or decreases in the demand for biodiesel and glycerin, our co-product, may result in excess production capacity which could decrease our revenues and adversely impact our financial condition. The biodiesel manufacturing industry is experiencing rapid growth. In 2005, approximately 75 million gallons of biodiesel were produced in the United States. However, many biodiesel plants do not operate at full capacity and the National Biodiesel Board estimates the current dedicated biodiesel production capacity of these plants is approximately 582 million gallons per year. Further, reported plant construction and plant expansions, if realized, are expected to result in another 1.4 billion gallons of annual biodiesel production capacity, for total annual production capacity of almost 2 billion gallons. Biodiesel supply may outpace biodiesel demand which could lead to decreased biodiesel prices. This could affect our ability to operate our plant profitably and could result in a decrease in the value of our units.
     Excess capacity in the biodiesel industry may also lead to increased competition for inputs. Biodiesel production at our plant will require significant amounts of soybean oil and other inputs. We do not have any long-term commitments to acquire soybean oil and other inputs for biodiesel production at our plant. If overproduction of biodiesel occurs, we will face increased competition for inputs which means we may be unable to acquire the necessary inputs at prices that permit us to profitably operate our plant, or we may be unable to acquire the necessary inputs at all. Any increase in the cost of producing our biodiesel or decline in the price at which we can sell our biodiesel could decrease our net income and could negatively impact our ability to operate our plant profitably. This could result in a decrease in the value of our units.
     Excess production of glycerin, a co-product of the biodiesel production process, may cause the price of glycerin to decline, thereby adversely affecting our revenues. In February 2005, the price of crude glycerin produced in the United States was approximately $0.41 per pound and by September 2006 the price of crude glycerin had declined to approximately $0.05 per pound, due primarily to the oversupply of glycerin by biodiesel production facilities. Any further excess glycerin production capacity may limit our ability to market our glycerin co-product and will negatively impact our future revenues and could reduce the value of our members’ investments.

     Investors face substantially different risks in the biodiesel industry than in the ethanol industry, and investors should not base their decision to invest in us upon any perceived favorable analogies. The ethanol industry enjoys over 5 billion gallons of annual domestic demand and a vast existing production, marketing, and transportation network servicing a substantial demand. Conversely, in 2005, the biodiesel industry supplied only approximately 75 million gallons of biodiesel for domestic consumption. The National Biodiesel Board estimates that 200-250 million gallons of biodiesel were produced in 2006. The entire diesel fuel market constitutes only about one-third of the gasoline market as a whole. Fifty-six percent of the diesel market is the trucking industry. Acceptance of biodiesel by consumers has been slow, and the biodiesel industry has historically faced opposition from the trucking industry and others in regard to legislative mandates for its use. Further, the retail market for biodiesel is not sufficiently developed which could lead to decreased demand for biodiesel. This could impact our ability to make a profit.
     The biodiesel manufacturing industry is a feedstock limited industry. As more plants are developed and go into production there may not be an adequate supply of feedstock to supply the demands of the industry, which could threaten the viability of our plant and jeopardize the value of our members’ investments. The number of biodiesel manufacturing plants either in production or in the planning or construction phase continues to increase at a rapid pace. As more plants are developed and go into production there may not be an adequate supply of feedstock to supply the demand of the biodiesel industry. Consequently, the price of feedstock may rise to the point where it threatens the viability of our project, or significantly decreases the value of our members’ investments or threatens it altogether. Furthermore, REG operates a biodiesel plant and it intends to increase biodiesel production through wholly-owned and third-party managed biodiesel plants, meaning that REG and its affiliates are competitors with us for a limited supply of feedstock as well as management and construction service providers.
     The biodiesel industry is becoming increasingly competitive and we compete with larger, better financed entities which could impact our ability to operate profitably. Commodity groups in the Midwest and the enactment of favorable federal and state legislation have encouraged the construction of biodiesel plants, and there are numerous other entities considering the construction of biodiesel plants. Nationally, the biodiesel industry may become more competitive given the substantial construction and expansion that is occurring in the industry. According to the National Biodiesel Board, as of November 2006, there were 87 active plants, 13 of which are planning to expand their operations. There were also 65 companies planning to construct new biodiesel plants in the United States.
     Currently, there are eight active biodiesel plants in Iowa. Additionally, according to the National Biodiesel Board, as of September 2006, there were at least five companies, other than us, who were constructing biodiesel plants in Iowa. We will compete with these other plants both in the sale of our biodiesel as well as in the procurement of raw materials. Some of our competitors will have greater resources than us. If we cannot compete favorably with these other biodiesel producers in both the sale of our biodiesel and the procurement of feedstock for our plant, the value of our units may be adversely affected.
     Competition from other lubricity additives for ultra-low sulfur diesel may be a less expensive alternative to our biodiesel, which would cause us to lose market share and reduce the value of our members’ investments. The Environmental Protection Agency (EPA) has issued regulations to reduce the amount of sulfur in diesel fuel in order to improve air quality. These regulations affect all diesel fuel sold in the retail market. The removal of sulfur from diesel fuel also reduces its lubricity which must be corrected with fuel additives, such as biodiesel which has inherent lubricating properties. Our biodiesel plant is expected to compete with producers of other diesel additives made from raw materials other than soybeans having similar lubricity values as biodiesel, such as petroleum-based lubricity additives. Many major oil companies produce these petroleum-based lubricity additives and strongly favor their use because they achieve the desired effect in lower concentrations than biodiesel. In addition, much of the distribution infrastructure is in place for petroleum-based additives. As a result, petroleum-based additives may be more cost-effective than biodiesel. This could result is less demand for biodiesel as a lubricity additive. This could negatively affect our ability to sell our biodiesel profitably and could lead to a loss of some or all of our members’ investments.
     As the production of biodiesel fuel increases there may not be an adequate supply of railroad cars or trucks to distribute the biodiesel fuel produced by our plant. As more of the biodiesel production plants under construction and in the planning phase begin production, there exists an increasingly large supply of biodiesel fuel to be distributed and there may not be an adequate supply of rail cars or trucks to distribute the fuel which is produced. This problem has affected the agriculture industry for years and there are already reports of railcar shortages becoming a problem for the biodiesel industry.
Risks Related to Regulation and Governmental Action
     Loss of favorable tax benefits for biodiesel production could hinder our ability to operate at a profit and reduce the value of our units. Although the biodiesel industry has grown with few state or federal incentives, the incentives that do exist could be repealed at any time. On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004, which created biodiesel tax credits. Although the biodiesel mixture credit and the biodiesel fuels credit were extended by the Energy Policy Act of 2005, they are now set to expire on December 31, 2008. These tax incentives for the biodiesel industry may not continue, or, if they continue, the incentives may not be at the same level. The elimination or reduction of tax incentives to the biodiesel industry could reduce the market for biodiesel, which could reduce prices and revenues by making it more costly or difficult to produce and sell biodiesel. This could result in the failure of our business and the potential loss of some or all of our members’ investments.
     Additional reporting requirements imposed by the Securities Exchange Act of 1934 could hinder our ability to operate at a profit and reduce the value of our units. When our fiscal year ended September 30, 2006, we had more than 500 members and assets exceeding $10 million; as a result, we are required to file this registration statement on Form 10-SB to register our securities with the Securities and Exchange Commission. This registration statement will be effective 60 days after filing and from then on we will have to comply with the additional regulation and reporting requirements of the Securities Exchange Act of 1934. We will be subject to periodic and current reporting, proxy solicitation and annual report requirements. Preparation of these reports will require devotion of time and resources, which could reduce our profitability and result in the loss of some or all of our members’ investments.
     A change in environmental regulations or violations thereof could result in the a reduction in the value of our units. We are subject to extensive air, water and other environmental regulations and will need to obtain a number of environmental permits to construct and operate the plant. In addition, biodiesel producers are required to satisfy the fuel quality standards of the Environmental Protection Agency. We believe we have applied for and received all permits we are required to have to construct and operate our plant. Environmental laws and regulations, however, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, even if we have all permits we currently require, we may be required to invest or spend considerable resources to comply with future environmental regulations or new or modified interpretations of those regulations, which may reduce our profitability and result in the loss of some or all of our members’ investments.
Risks Related to Conflicts of Interest
     Our directors and officers have other business and management responsibilities which may cause conflicts of interest in the allocation of their time and services to our project. Since our project is currently managed by our general manager, Derek Winkel, with the assistance of our board of directors, the devotion of the directors’ time to the project is critical. However, our directors and officers have other management responsibilities and business interests apart from our project that may impose substantial demands on the time and attention of such directors. See “DIRECTORS AND EXECUTIVE OFFICERS PROMOTERS AND CONTROL PERSONS — Business Experience of Directors and Officers” for a summary of our directors’ and officers’ business activities. Therefore, our directors and officers may experience conflicts of interest in allocating their time and services between us and their other business responsibilities.
     Our directors may have relationships with individuals, companies or organizations with which we will do business which may result in conflicts of interest. There may be business relationships between our directors and other individuals, companies or organizations with which we expect to do business that may pose potential conflicts of interest with us. For example, we have entered into a consulting agreement with The Biodiesel Group. Four of our directors are also directors on the board of The Biodiesel Group. In addition, Tom Schroeder, one of our directors, is employed as a commercial sales fleet manager for REG, our design-builder and marketer. These relationships may result in conflicts of interest with respect to transactions between us and the other individuals, companies or organizations if our directors put their interests in other companies or own personal relationships ahead of what is best for our company.
     We may have conflicts of interest with REG, which may cause difficulty in enforcing claims against REG. Our general manager is employed by REG. We expect that one or more employees or associates of REG will continue to advise our employees and directors. We anticipate REG to continue to be involved in substantially all material aspects of our operations. We have entered into an agreement with REG under which REG will acquire feedstock and the basic chemicals necessary for our operation, and to perform the sales and marketing functions for our plant. We have also agreed to issue 1,000 of our membership units to REG as payment for the last $1,000,000 of design-build services rendered by REG pursuant to our design-build agreement. There is no assurance that our arrangements with REG are as favorable to us as they could have been if obtained from unaffiliated third parties. In addition, because of the extensive roles that REG will have in the construction and operation of the plant, it may be difficult or impossible for us to enforce claims that we may have against REG. Such conflicts of interest may reduce our profitability and the value of our units and could result in reduced distributions to investors.
     REG and its affiliates may also have conflicts of interest because employees or agents of REG are involved as owners, creditors and in other capacities with other biodiesel plants in the United States. We cannot require REG to devote its full time or attention to our activities. As a result, REG may have conflicts of interest in allocating personnel, materials and other resources to our biodiesel plant.
     We will be in competition with REG, our design-builder and manager, which could place us at a competitive disadvantage and cause a conflict of interest for our manager. We have entered into an agreement with REG to design, engineer and build the processing facility. In addition, we have contracted with REG for management, feedstock procurement and marketing services for our plant. We anticipate being highly dependent upon REG to procure our inputs and market our products. We expect that we will also be highly dependent upon REG’s experience and ability to train personnel in operating the plant. Further, if the completed plant does not operate to the level anticipated by us in our business plan, we will rely on REG to adequately address such deficiency. REG operates its own biodiesel production facility in Ralston, Iowa and anticipates increasing its biodiesel production through wholly-owned and third-party managed biodiesel plants in the future. This means that REG, our design-builder and manager, will be in competition with us in many aspects of our business, including feedstock procurement and biodiesel production and marketing. We will also have to compete with REG for employees. Also, because REG operates its own biodiesel production facility and will compete with us in many aspects of our business, REG may have a conflict of interest in managing our plant. Although we have entered into a management and operational services agreement with REG for management and marketing services, there is no assurance that REG’s performance of these services will not be compromised by its own biodiesel production operations. This could result in a decrease in the value of our units.
Risks Related to Tax Issues in a Limited Liability Company
     We expect to be taxed as a partnership, however, if we are taxed as a corporation we would be subject to corporate level taxes which would decrease our net income and decrease the amount of cash available to distribute to our members. We expect that the company will be taxed as a partnership. This means that the company will not pay any company level taxes. Instead, the members will be allocated any income generated by the company based on the member’s ownership interest, and would pay taxes on the member’s share of our income. If we are not taxed as a partnership, the company would be liable for corporate level taxes which would decrease our net income which may decrease the cash we have to distribute to our members.
     Our members may be allocated a share of our taxable income that exceeds any cash distributions they receive, therefore they may have to pay this tax liability using their personal funds. We expect to be taxed as a partnership. This means our members will be allocated a percentage of our taxable income based on their ownership interest in the company. They may have tax liability based on their allocation of this income. We may make distributions that are less than the amount of tax they owe based on their allocated percentage of our taxable income. If this is the case, they would have to satisfy this tax liability using their personal funds.
     If we are audited by the IRS resulting in adjustments to our tax returns, this could cause the IRS to audit our members’ tax returns, which could lead to additional tax liability to our members. The IRS could audit our tax returns and could disagree with tax decisions we have made on our returns. This could lead to the IRS requiring us to reallocate items of income, gain, losses, deductions, or credits that could change the amount of our income that is allocated to our members. This could require adjustments to their tax returns and could lead to audits of their tax returns by the IRS. If adjustments are required to their tax returns, this could lead to additional tax liabilities to them as well as penalties and interest being charged to them.
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Plan of Operation for the Next 12 Months
     Overview
     Central Iowa Energy is a development-stage Iowa limited liability company formed on March 31, 2005 to develop, construct and operate a 30 million gallon per year biodiesel plant and engage in the production of biodiesel and crude glycerin near Newton, Iowa in Jasper County. We anticipate the production facilities and our pretreatment facilities will be substantially complete in April 2007. We will not generate revenue until our plant is operational. We will spend the next several months testing the production facilities, commencing start-up operations on our production facilities, completing construction of our pretreatment facilities and commencing start-up operations on our pretreatment facilities. We anticipate we will begin producing biodiesel and have pretreatment capabilities during the second calendar quarter of 2007.
     The total cost of our project is estimated to be $50,569,000. We are financing our project with a combination of equity and debt capital. We raised equity in an intrastate offering registered with the Iowa Securities Bureau, in which we sold 19,154 units and received offering proceeds of $19,154,000, which supplemented our seed capital equity of $2,405,000. To complete project financing, we entered into a financing agreement for a $27,000,000 construction loan and a $2,000,000 revolving line of credit with F & M Bank – Iowa. We additionally entered into a $400,000 loan agreement with the Iowa Department of Economic Development, $100,000 of which is a forgivable loan, and received $10,000 in grant income. Based upon our current total project cost estimate, we expect our equity and debt capital sources and grants to be sufficient to complete plant construction and begin start-up operations.
     We have engaged Renewable Energy Group, Inc. (REG) to market our biodiesel, glycerin, and fatty acids to customers. We have also contracted with Praxair, Inc. to supply all our plant’s nitrogen requirements for a five year term, commencing on the first date of delivery. REG has provided us with a general manager, Derek Winkel, and an operations manager, Phil Abels, pursuant to our management and operational service agreement with REG. We expect that we will need to hire 28 people to operate our biodiesel facility. As of January 2007, we have hired two employees. Our operations supervisor began work at our facility on January 24, 2007 and an accounting manager will begin work on January 29, 2006. We expect to have all of our employees hired by March 15, 2007.
     Plan of Operations
     We expect to spend the next 12 months (1) completing construction of the plant; (2) preparing for and commencing start-up operations; (3) hiring and training employees; and (4) engaging in the production of biodiesel and crude glycerin at our plant.
Plant Construction Activity
     As of November 30, 2006, our plant was approximately 90% complete. The majority of the buildings and structures have been erected and the installation of piping and equipment installation is underway. The following chart lists the status of various projects related to construction of our plant:

Project:	Status:
Dirt and Site Work	Work began on April 5, 2006 and was completed on approximately June 5, 2006.

Process Building	Work began on May 15, 2006 and was completed on approximately July 15, 2006.

Storage Tanks	Work began on April 25, 2006 and the estimated completion date is February 15, 2007. As of November 30, 2006 the storage tanks were approximately 90% complete.

Administration Office	Work began in August of 2006 and the estimated completion date is February 1, 2007. As of November 30, 2006 the Administration Office is approximately 70% complete.

Truck Loading and Scale	Work was completed in January 2007.

Utilities – Electrical	Permanent electrical serve was established to the facility on May 15, 2006. As of November 30, 2006, equipment wiring was 70% complete.

Utilities – Water	Work was completed in October 2006.

Utilities — Gas	Work was completed in October 2006.

Utilities — Sewer	A sewer connection has been established and as of November 30, 2006 the pretreatment system is approximately 25% complete.

Railroad Siding	Work was completed in January 2007.

Process Control System	Work is approximately 40% complete as of November 30, 2006.

Boiler System	Work began on September 20, 2006 and as of November 30, 2006 it was approximately 20% complete.

Pretreatment System	Work is approximately 85% complete as of November 30, 2006.
     We anticipate our production facilities and pretreatment facilities will be complete in April 2007 and that we will begin processing biodiesel during the second calendar quarter of 2007. We also anticipate that we will make final payments on the REG design-build contract in May 2007. However, we may experience construction delays caused by a variety of factors, including factors outside of our control, such as weather-related delays. If completion of plant construction is delayed, our ability to begin plant operations and generate revenues will also be delayed.
Permitting
     Thompson Environmental Consulting, Inc. has assisted us in obtaining our required permits. We have obtained, or are in the process of applying for and obtaining, all of the required air, water, construction and other permits necessary to construct and operate the plant. The following chart lists the various permits for which we have applied or will apply:

Permit:	Status:
Spill, Prevention, Control and Countermeasures Plan	We have developed a Spill, Prevention, Control and Countermeasures (“SPCC”) Plan and Application for Approval. The facility must be inspected by a certifying professional engineer following start-up of our plant.

Biodiesel Process Permit	We have obtained this permit from the Iowa Department of Natural Resources.

VOC Emissions from Equipment Leaks Permit	We have obtained this permit from the Iowa Department of Natural Resources.

High Pressure Boiler Permit	We have obtained this permit from the Iowa Department of Natural Resources.

Process Boiler Permit	We have obtained this permit from the Iowa Department of Natural Resources.

NPDES Storm Water General Permit — Operation	We have developed a Storm Water Operation Plan and Permit Application. The facility must be inspected by a certifying professional engineer following the start-up of our plant.

NPDES Storm Water General Permit — Construction	We have developed a Storm Water Construction Plan and have obtained this permit from the Iowa Department of Natural Resources.

Low Sulfur Diesel Program Facility Registration	We have submitted our registration to the EPA.

Wastewater Discharge	We have entered into a Waste Water Treatment Agreement with the City of Newton for the discharge of our wastewater into its wastewater disposal system. The Iowa Department of Natural Resources has reviewed the agreement.

Above Ground Storage Tank Registration	We have received approval from the Iowa State Fire Marshall’s Office.

Alternative Fuels Registration	This must be submitted to the EPA, along with product quality testing analysis, after the start-up of our facility.

Tier II Report	Because we were not operational in 2006, we were not required to file a Tier II Report for 2006. We will, however, be required to file a Tier II Report prior to March 1 for year 2007. We have a process in place for filing this report.

Superfund Amendments and Reauthorization Act (SARA) Section 313 Form R	Because we were not operational in 2006, we are not required to file Form R for 2006. We will, however, be required to file Form R prior to July 1 for year 2007. We have a process in place for filing this report.

Resource Conservation and Recovery Act (RCRA) Hazardous Materials ID Number	We are planning to obtain an ID Number from the EPA once our plant is operational for any hazardous waste that may result from our production of biodiesel, which we will then use to comply with all of the requirements imposed by RCRA.

Soil and Water Conservation Affidavit	We have submitted our affidavit to the Conservation District.
     Additionally, on December 12, 2005 we received a formal determination from the Corps of Engineers that wetlands permitting was not required for our biodiesel project.
Utilities & Infrastructure
     Electricity. We will require a significant supply of electricity to operate our plant. On May 2, 2006 we contracted with Interstate Power and Light Company, a wholly-owned subsidiary of Alliant

Energy Corporation, to install a new primary electric service at our facility, including an overhead metering location, transformers, cabling, and switchgear, for a cost of $163,472. We also entered into a separate agreement with Interstate Power and Light Company to supply our electricity needs for a term of one year.
     Water. We estimate that our plant will require approximately 120 gallons of water per minute. We entered into an agreement with Central Iowa Water Association on June 29, 2006 to supply our water needs at a minimum of 50,000 gallons per month. The fee to connect to the Association’s existing water distribution system will be $4,000 and we will pay a minimum price of $246.91 per 50,000 gallons per month.
     Natural Gas. We will require a significant supply of natural gas. We estimate that our plant will require approximately 1,750,320 therms of natural gas per year. On May 30, 2006 we entered into an agreement with Aquila, Inc. to be our exclusive natural gas distributor. The term of this agreement commences January 1, 2007 and will continue until December 31, 2012.
     Sewer. Pursuant to a private redevelopment agreement dated November 21, 2006, Jasper County agreed to construct sewer improvements for our biodiesel project site. The agreement authorizes the County to finance these improvements through the issuance of bonds or notes. In return for these improvements, we are required to construct a thirty million gallon per year biodiesel plant requiring at total investment of at least $38,000,000 and to create at least twenty new full-time jobs at our plant and maintain such jobs until June 30, 2015. Also, we were required to enter into an assessment agreement with Jasper County to establish a minimum actual value of our property and related improvements for purposes of the calculation and assessment of our real property taxes.
     Rail. The Iowa Interstate Railroad provides rail service near the site of our biodiesel plant. We are currently in the process of establishing rail service directly to our plant in order to ship biodiesel to our customers. Railroad siding was completed in January 2007. We have entered into an industrial track agreement with the Iowa Interstate Railroad for the use, operation, and maintenance of track to serve the plant. Under this agreement, we will bear the cost and expense of maintenance of the railroad track extending from the point of switch and ending at our plant.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Sources of Funds
     The total project cost for the plant is estimated to be approximately $50,569,000, assuming no unknown material changes are required. We have financed the construction of the plant with a combination of equity and debt capital. We have also received grant income. The schedule sets forth below identifies the sources of our funds.

			Percent of
Source of Funds			Total
Member Equity, Intrastate Offering ($1,000 per unit)	$19,154,000		37.88%
Member Equity, Seed Capital ($500 per unit)	$2,405,000		4.76%
Member Equity, Final Construction Loan Payment ($1,000 per unit)	$1,000,000		1.98%
Member Equity, Exercised Director Options ($500 per unit)	$600,000		1.18%
Construction Loan	$27,000,000		53.39%
Low/Zero Interest Loans	$400,000		0.79%
Grant Income	$10,000		0.02%
Total Sources of Funds	$50,569,000	(1)	100%

(1)	This amount excludes non-cash equity-based compensation recognized by the company in connection with the units paid to The Biodiesel Group as compensation under their consulting agreement with the company.

     As of September 30, 2006, the company had the following consolidated assets: property, plant and equipment, less accumulated depreciation, of $26,684,004, current assets of $588 and total assets of $27,053,470. As of September 30, 2006, the company had total current liabilities of $5,744,538. Members’ equity was $22,308,932 as of September 30, 2006 and consisted of an accumulated deficit of $945,188 and members’ contributions, net of the cost of raising capital, of $22,231,120. The company had no revenues from the date of inception, March 31, 2005, to September 30, 2006.
Equity Financing
     We initially raised $2,405,000 in equity from our seed capital investors. We also conducted a registered offering of our membership units in the State of Iowa, pursuant to which we raised an additional $19,154,000 in equity. Additionally, in August 2006 we agreed to issue 1,000 units to REG upon completion of our biodiesel facility as payment for the last $1,000,000 owed under our design-build agreement. On December 14, 2005 all of our directors were granted the option to purchase 100 additional units at a purchase price of $500 per unit pursuant to a membership unit option agreement. On October 24, 2006 all of our directors chose to exercise their options to purchase units in the company, resulting in the issuance of 1,200 additional membership units for an aggregate price of $600,000. We have therefore raised a total of $22,159,000 in equity.
Debt Financing
     On September 26, 2006, we closed on our $29,000,000 debt financing with our lender, F & M Bank – Iowa. AgStar Financial Services, ACA served as the disbursing agent under the financing agreement.
     Our financing agreement with F & M Bank — Iowa provides for a construction loan in the amount of $27,000,000. The interest rate of the construction loan is a variable base rate equal to the 30-day LIBOR rate plus 325 basis points. Interest on the construction loan will be paid quarterly. Sixty days following the completion of the construction of our plant (the conversion date), the construction loan commitment will be segmented into two credit facilities. The first will be a $5,000,000 revolving term loan to be used for cash and inventory management. The second will be a $22,000,000 term loan. We may obtain advances pursuant to the construction loan up until the date of conversion. All outstanding accrued interest must be paid in full on the conversion date.
     The $22,000,000 term loan will have an interest rate with a variable base rate equal to the 30-day LIBOR plus 325 basis points. However, if we are in compliance with all of our loan covenants, we will be eligible for a variable interest rate adjustment if we achieve certain levels of tangible owner’s equity, as defined in the financing agreement. If our tangible owner’s equity is 50.00-59.99%, then the interest rate will be equal to the 30-day LIBOR rate plus 300 basis points. If our tangible owner’s equity is equal to or greater than 60.00%, then the variable interest rate will be equal to the 30-day LIBOR rate plus 275 basis points. Tangible owner’s equity means the company’s tangible net worth divided by total assets, measured annually at the end of each fiscal year and expressed as a percentage. Additionally, we will have the right to convert up to 50% of the term loan into a fixed rate loan with the consent of our lender. The fixed rate loan, however, is not eligible for the interest rate adjustments described above.
     We are required to make equal monthly payments of principal and interest commencing in the month following the month in which the construction loan is converted into the term loan and the revolving term loan, and ending on the maturity date, which is the date that is five years following the date of conversion. The payments will be in an amount necessary to fully amortize the outstanding principal and accrued interest over a period of 10 years. On the maturity date, we may request the lender to renew the term loan for another five year term. However, the lender is not required to renew the term loan.
     We may make advances under the term revolving loan up to the amount of $5,000,000 to be used for cash and inventory management purposes. We will pay interest on the term revolving loan each month commencing with the month following the date of conversion and ending on the maturity date. The term revolving loan will bear interest at a rate equal to the LIBOR rate plus 325 basis points and will be eligible for the variable interest rate adjustments described above. The term revolving loan will expire on the maturity date, which is the date that is five years from the conversion of the construction loan term into the term revolving loan. On the maturity date, any unpaid principal balance and outstanding interest will be due and payable.
     Our financing agreement with F & M Bank – Iowa further provides that sixty days following the completion of our plant, we may obtain advances pursuant to a revolving line of credit loan up to the amount of $2,000,000 to be used for general corporate and operating purposes. Subject to any interest rate adjustment as provided above, the revolving line of credit loan will bear interest at a rate equal to the LIBOR rate plus 325 basis points. Interest payments will be made monthly and any outstanding principal or interest on the revolving line of credit loan will be due and payable on the 364th day after the date of the conversion.
     We may prepay, in whole or in part, the construction loan, term loan, term revolving loan or revolving line of credit loan; however, we will be subject to a prepayment premium, the amount of which is determined by reference to the date of prepayment. If we prepay the construction loan or term loan anytime between the closing date and the date that is twelve months after the conversion date, then the premium will be equal to 2% of the amount of principal prepaid. If we prepay the construction loan or term loan anytime thirteen to twenty-four months after the conversion date, then the premium will be 1% of the principal prepaid.
     In addition to the principal and interest payments described above, the financing agreement requires us to make annual payments to the lender equal to 50% of our excess cash flow, as defined by our agreement with F & M Bank – Iowa. Such payment, however, will not exceed $2,500,000 in any given year. The excess cash flow payment will be applied to the reduction of the outstanding principal of the term loan or the term revolving loan, as determined by the lender, and will not be considered a prepayment.
     The financing agreement restricts our ability to declare and pay any dividends to our members or make any other distribution of assets to our members. We are permitted to make dividends and distributions only in limited circumstances. The agreement provides that we may declare and pay dividends or distributions in an amount not exceeding, in the aggregate, 50% of our preceding fiscal year’s net income. We also may declare and pay dividends or distributions payable in membership units or that will be immediately reinvested in the company.
     In connection with our financing agreement with F & M Bank – Iowa, we executed a mortgage and a security agreement in favor of F & M Bank - Iowa granting a security interest in substantially all of our assets, including our real estate, our plant, fixtures located on our property, any rent or income we might receive in connection with the use or occupancy of our land, and all of our personal property. This security interest secures our obligations under the construction loan, the term loan, the revolving term loan, and the revolving line of credit loan.
     As of December of 2006 we have received $12,282,743 in advances under the construction loan. In October of 2006 we received advances in the amounts of $250,000 and $4,119,223 for closing costs and for payment on our construction contract with REG, respectively. In November of 2006, we received advances in the amounts of $5,912,498 and $111,707 for payment on our construction contract with REG and payment of legal fees, respectively. In December of 2006, we received an advance in the amount of $1,889,315 for payment on our construction contract with REG.
Government Programs and Grants
     We have additional debt financing of approximately $400,000 with the Iowa Department of Economic Development pursuant to its Value-Added Agricultural Products and Processes Financial Assistance Program. On March 16, 2006 we were awarded a $300,000 zero interest loan and a $100,000 forgivable loan from the Iowa Department of Economic Development. We will repay the $300,000 zero interest loan in sixty monthly installments of $5,000. To receive a permanent waiver of the forgivable loan, the company must meet several conditions, including the completion of its biodiesel project by March 9, 2009. We must also create by March 11, 2009, and maintain for two years thereafter, a total of 28 full-time equivalent jobs, 19 of which must be qualifying jobs, as defined in the financing agreement. The loan is secured by a security interest in an irrevocable standby letter of credit.
     We are also eligible to receive approximately $2,355,403 in tax incentives and assistance pursuant to the Iowa Department of Economic Development’s High Quality Job Creation Program. Pursuant to this program we may claim an investment tax credit up to 5% of certain qualifying expenditures directly related to new jobs created by the start-up of our business; provided, however, that such tax credit may not be claimed in excess of $1,931,425 and must be amortized equally over a five year period. We are also eligible to claim an additional research activities credit up to 6.5% of the State’s apportioned share of the qualifying expenditures for increasing research activities. Additionally, we are eligible for a refund of sales, service and use taxes paid to contractors and subcontractors in connection with the construction of our biodiesel facility. To receive these tax benefits we must meet a variety of conditions, including the creation and maintenance of 28 full-time equivalent jobs, 19 of which must be qualifying jobs, as described in the funding agreement, for a period of seven years commencing on the effective date of the agreement.
     We additionally received a $5,000 grant from both the Iowa Soybean Association and the Farm Bureau Federation, for a total of $10,000 of grant income.
     Use of Proceeds
     We expect to have sufficient cash available from our lines of credit and operations to cover our costs over the next twelve months. We anticipate significant purchases of soy oil and other inputs necessary for biodiesel production in the next twelve months and will rely upon our cash reserves and debt financing to finance our operations.
     We expect our costs over the next twelve months to include staffing, office, audit, legal, inventory, start-up and working capital. The following is an estimate of our costs and expenditures for the completion of our biodiesel production plant. It is only an estimate and our actual expenses could be much higher due to a variety of factors.
Estimated Use of Offering and Debt Proceeds:

Use of Funds:	Amount Budgeted:
General Process System	$23,487,470
Refinery Process System	$4,500,000
Animal Fat Process System	$5,000,000
Administrative Building	$650,000
Sales Tax	$860,000
Office Equipment/Computer	$215,000
Misc. Construction Costs	$950,000
Land and Site	$1,325,000
Railroad	$3,127,850
Fire and Water	$696,180
Rolling Stock	$375,000
Construction Contingency	$1,500,000
Start-up Costs & Working Capital	$7,882,500
TOTAL	$50,569,000
     We anticipate a total project cost of approximately $50,569,000. We estimate that from the close of our registered offering until start-up of our plant we will have accrued approximately $500,000 of interest expense that will be capitalized into the construction costs of the project. We have contracted with REG for the construction of our biodiesel production facility. We expect to pay REG approximately $38,076,000 for the construction of our plant. We agreed to pay 38,048,500 under the terms of our design-

build agreement for material and labor to construct the plant, subject to adjustments for change orders. In June 2006 we approved a change order in the amount of $27,500 for the addition of a concrete floor to the maintenance building. We anticipate that we will make our final payment to REG in May 2007. Additionally, pursuant to an agreement executed in August of 2006, Central Iowa Energy and REG have agreed that Central Iowa Energy will issue 1,000 of its membership units to REG as payment for the last $1,000,000 of design-build services rendered by REG to the company pursuant to the design-build agreement. Also, upon project completion, a $2,000,000 revolving line of credit will be available to us pursuant to our financing agreement with F & M Bank – Iowa.
Market Risk
     Our results of operations and financial condition will be significantly affected by the selling price for biodiesel and the co-products from biodiesel production. Price and supply are subject to and determined by market forces over which we have no control. Our revenues will be heavily dependent on the market price for biodiesel.
     The National Biodiesel Board estimates that there are currently 87 operating biodiesel plants with a total production capacity of 582 million gallons. They also report that there are 65 new plants under construction and 13 existing plants in the process of expanding their existing operations. The combined capacity of construction and expansion projects, if realized, would result in another 1.4 billion gallons per year of biodiesel production. This would result in a total annual production capacity of almost 2 billion gallons. However, many plants are not currently operating at full capacity. The National Biodiesel Board estimates that in 2006 only 200 to 250 million gallons of biodiesel were actually produced in the United States. Demand may not rise to meet the increase in supply, and increased production of biodiesel may lead to lower prices. Our company may generate less income as a result, which would decrease our revenues. Increased biodiesel production will likely also lead to increased supplies of co-products from the production of biodiesel, including glycerin. Glycerin prices in Europe have already declined over the last several years due to increased biodiesel production and saturation of the glycerin market. Those increased supplies could outpace demand in the United States as well, which would lead to lower prices for our co-products. There can be no assurance as to the price of biodiesel or any of its co-products in the future. Any downward changes in the price of biodiesel or its co-products may result in less income, which would decrease our revenues and result in the loss of some or all of our members’ investments.
     Changes in the price of feedstock can significantly affect our business. We anticipate that the cost of feedstock will represent approximately 70-90% of our cost of production. In the past, the price of soybean oil has been volatile, fluctuating between $0.16 and $0.35 per pound over the last three years. Increased biodiesel production may also lead to an increase in the price of feedstock. Rising feedstock prices may produce lower profit margins. Soybean prices may also be affected by other market sectors because soybeans are comprised of 80% protein meal used for feed and only 20% oil. Because there is little or no correlation between the price of feedstock and the price of biodiesel, we cannot pass along increased feedstock prices to our biodiesel customers. As a result, increased feedstock prices may result in decreased revenues.
     Due to fluctuations in the price and supply of feedstock, we intend to utilize forward contracting and hedging strategies to manage our commodity risk exposure and optimize finished product pricing and supply. We intend to do this to help guard against price and supply movements that often occur in the soybean oil markets. Hedging means protecting the price at which we buy feedstock and the price at which we will sell our products in the future. It is a way to attempt to reduce the risk caused by price fluctuations. The effectiveness of such hedging activities is dependent upon, among other things, the cost of feedstock and our ability to sell sufficient amounts of biodiesel and glycerin. Although we will attempt to link hedging activities to sales of products and pricing activities, such hedging activities can themselves result in costs because price movements in feedstock contracts are highly volatile and are influenced by many factors that are beyond our control. We may incur such costs and they may be significant. The market for soybean oil trades 18 months into the future. The animal grease market has no futures trade. However, there is a quoting system through the USDA that provides for price discovery for animal grease. There is not enough volume of biodiesel produced to currently justify a futures market. As such, there is no spot biodiesel price, making current price discovery limited. Central Iowa Energy has adopted a risk management policy to provide an effective framework for the implementation of hedging activity and management of our company’s exposure to price risk. We have also agreed to utilize REG’s risk management program to manage our hedging activities.
Off-Balance Sheet Arrangements
     We have no off-balance sheet arrangements.
ITEM 3. DESCRIPTION OF PROPERTY
     Our property consists primarily of the plant and the real estate upon which the plant sits near Newton, Iowa in Jasper County. The plant was approximately 90% complete on November 30, 2006. The plant is located on an approximately 35 acre rural site located north of Newton, Iowa approximately 4.75 miles from Interstate 80. The plant’s address is 3426 East 28th Street North. The site is near the main line of the Iowa Interstate Railroad line, which will serve the plant. The plant will consist of the following buildings:
•	Principal office building

•	Processing building

•	Pretreatment building

•	Loading/receiving building

•	Storage warehouse

•	Storage tank farm
     The site will also contain improvements such as rail siding and rail switches, drainage systems, landscaping, and paved access roads. We expect to complete construction of the plant in April 2007. Substantially all of our property, real and personal, serves as the collateral for our debt financing with F & M Bank - Iowa.
ITEM 4. SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     No person or entity, including our officers and directors, currently beneficially owns more than 5% of our membership units. As of our fiscal year end on September 30, 2006 we had 24,464 membership units issued and outstanding. Following the exercise of our directors’ options to purchase membership units on October 24, 2006, the company had 25,664 membership units issued and outstanding. The following table sets forth the current number of units beneficially owned by our directors.

	Name and Address of	Amount and Nature of		Percent of
Title of Class	Beneficial Owner	Beneficial Ownership(1)		Class(11)
Membership Units	Jim Johnston 389 Highway T-38 N Grinnell, IA 50112	340	(2)	1.32%
Membership Units	John E. Van Zee 8162 S. 68th Avenue W. Prairie City, IA 50288	230	(3)	0.90%
Membership Units	Jeremie Parr 7840 11th Avenue Trail Belle Plaine, IA 52208	150		0.58%
Membership Units	Scot Farver 309 West 4th Street S. Newton, IA 50208	260	(4)	1.01%

	Name and Address of	Amount and Nature of		Percent of
Title of Class	Beneficial Owner	Beneficial Ownership(1)		Class(11)
Membership Units	Warren L. Bush 306 W. 4th Street Wall Lake, IA 51466	580	(5)	2.26%
Membership Units	Craig Hamilton P.O. Box 312 Newton, IA 50208	180		0.70%
Membership Units	William J. Horan 3220 240th Street Rockwell City, IA 50579	320	(6)	1.25%
Membership Units	Don Huyser 6107 E. 48th Street S. Newton, IA 50208	180	(7)	0.70%
Membership Units	Dean Lane 3971 Maple Street Newton, IA 50208	180		0.70%
Membership Units	Denny Mauser 1940 190th Street Early, IA 50535	320	(8)	1.25%
Membership Units	Tom Schroeder 503 W. 7th Street Wall Lake, IA 51466	400	(9)	1.56%
Membership Units	William J. Talsma 913 W. 18th Street S. Newton, IA 50208	310	(10)	1.21%
Totals		3,450		12.85%

(1)	The number of units owned by each director includes 100 units purchased pursuant to the membership unit option agreement entered into between the company and each member of the board of directors.

(2)	Includes units owned by Linda L. Johnston, Jim Johnston’s wife, and units owned by Rustic Ridge Subdivision, LLC, of which Jim Johnston is a principal.

(3)	Includes units owned by Kathy Van Zee, John Van Zee’s wife.

(4)	Includes units owned by Francine C. Farver, Scot Farver’s wife. In addition to these units, 32 units have accrued, but have not been issued, as of December 31, 2006, pursuant to the company’s office space lease agreement with Scot Farver under which rent is payable at the rate of 2 units per month; such units will not be issued until termination of the lease agreement.

(5)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, LLC, of which Warren Bush is a principal. Also includes units held by Bush Boys Enterprises, LLC, of which Warren Bush is a principal.

(6)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, LLC, of which William Horan is a principal.

(7)	Includes units owned by Sherry Huyser, Don Huyser’s wife.

(8)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, LLC, of which Denny Mauser is a principal.

(9)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, LLC, of which Tom Schroeder is a principal. Also includes units that Tom Schroeder owns through the Clayton Schroeder Trust.

(10)	Includes units owned by GeorgAnne Talsma, Bill Talsma’s wife, and units owned by Talsma Brothers Partnership, of which Bill Talsma is a principal.

(11)	The percent of class is based on a total of 25,664 membership units.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS
     The business and affairs of Central Iowa Energy, LLC are managed by and under the direction of a 12 person board of directors. Our initial directors were appointed by our individual members and will serve until our first meeting of the members following substantial completion of the construction of our biodiesel plant and until a successor is elected and qualified. Commencing with the first meeting of our members following substantial completion of our plant, our directors will be elected by our members for staggered terms of three years. Our officers are appointed by our board of directors. The table below lists the directors and officers of Central Iowa Energy and their addresses.

Name	Position	Address
Jim Johnston	Chairman and Director	389 Highway T-38 N. Grinnell, IA 50112
John E. Van Zee	Vice Chairman and Director	8162 So. 68th Avenue W. Prairie City, IA 50288
Jeremie Parr	Secretary and Director	7840 11th Avenue Trail Belle Plaine, IA 52208
Scot Farver	Treasurer and Director	309 W. 4th Street S. Newton, IA 50208
Warren L. Bush	Director	306 W. 4th Street Wall Lake, IA 51466
Craig Hamilton	Director	P.O. Box 312 Newton, IA 50208
William J. Horan	Director	3220 240th Street Rockwell City, IA 50579
Don Huyser	Director	6107 E. 48th Street S. Newton, IA 50208
Dean Lane	Director	3971 Maple Street Newton, IA 50208
Denny Mauser	Director	1940 190th Street Early, IA 50533
Tom Schroeder	Director	503 W. 7th Street Wall Lake, IA 51466
William J. Talsma	Director	913 W. 18th Street S. Newton, IA 50208
Business Experience of Directors and Officers
     The following is a brief description of the business experience and background of our officers and directors:
     Jim Johnston, Director and Chairman, 389 Highway T-38 N., Grinnell, IA 50112 – Age 62. Jim Johnston has owned and operated a livestock and grain farm for over twenty-five years. He currently farms approximately 100 acres. Jim has also served on the board of directors for Bohemian Mutual Insurance Company for more than ten years. In addition, he has served on the Jasper County Soil & Conservation Board for nearly twenty years, and is currently serving as chairman. He is also the current president of the Heartland Resource Conservation and Development Board. Jim has served as a director and chairman of Central Iowa Energy since June 30, 2005.
     John E. Van Zee, Director and Vice Chairman, 8162 So. 68th Avenue W., Prairie City, IA 50288 – Age 54. For the past twenty years, John E. Van Zee has worked for U.S. Bank. John currently serves as the vice president of the bank’s agricultural loan department and supervises three employees who handle agricultural loans, farm management, and real estate sales. He also serves on the board of directors for the Central Iowa Water Association. John has served as a director and vice chairman of Central Iowa Energy since June 30, 2005.
     Jeremie Parr, Director and Secretary, 7840 11th Avenue Trail, Belle Plaine, IA 52208 – Age 35. In June 2006, Jeremie joined Trisler Seeds as a district sales manager. From July 2003 to June 2006, Mr. Parr worked for NC+ Hybrids and managed a group of dealers that has annual sales in excess of $500,000. From September 1997 to July 2003, he was employed by Golden Seed Company based in

Cordova, Illinois. Prior to working for Golden Seed, Jeremie was employed as a crop consultant for Prairieview Ag Service and was responsible for the purchase, sales and application of agricultural products. Jeremie has served as a director and secretary of Central Iowa Energy since June 30, 2005.
     Scot Farver, Director and Treasurer, 309 W. 4th Street S., Newton, IA 50208 - Age 47. Scot Farver graduated from Iowa State University in 1984 with a degree in Industrial Engineering. As a Captain in the United States Air Force, Scot piloted over 2,000 hours in search and rescue and special operations helicopters. In 1993, Scot opened Farver True Value and now operates one of the largest True Value stores in the State of Iowa. Scot has served as a director and treasurer of Central Iowa Energy since June 30, 2005.
     Warren L. Bush, Director, 306 W. 4th Street, Wall Lake, IA 51466 – Age 58. Warren L. Bush is an attorney licensed in both Iowa and Arizona. For the past twenty years, Warren has served as a judicial magistrate for the State of Iowa. Warren is also a self-employed attorney practicing out of offices in both Wall Lake and Dunlap, Iowa. Warren currently serves on a variety of boards, including The Biodiesel Group, LLC; Western Iowa Energy, LLC; Western Dubuque Biodiesel, LLC; and Iowa Renewable Energy, LLC. He is also a principal owner of Bush Boys’ Enterprises, LLC, Bush Boys, Inc., and Front Row Racing Stable, Ltd. Tom Schroeder, another one of Central Iowa Energy’s directors, is Warren’s brother-in-law. Warren has served as a director of Central Iowa Energy since June 30, 2005.
     Craig Hamilton, Director, P.O. Box 312, Newton, IA 50208 – Age 56. Craig Hamilton is currently the executive director of the Jasper County Economic Development Corporation. He has served on the board of Jasper County Economic Development Corporation since July 2003. Prior to his economic development work, Craig was employed by Iowa Telecom as the director of community relations and also served as vice president of the Iowa Area Development Group. Craig has served as a director of Central Iowa Energy since June 30, 2005.
     William J. Horan, Director, 3220 240th Street, Rockwell City, IA 50579 – Age 58. William J. Horan has been a farmer for thirty-two years and is currently a partner in Horan Brothers Agricultural Enterprises in Rockwell City, Iowa. William is the past president of the Iowa Corn Growers Association and sits on the board of directors of Natural Resource Solutions, LLC; Truth About Trade; ISU Research Park Board of Directors; the USDA DOE Technical Advisory Committee; The Biodiesel Group, LLC; Western Iowa Energy, LLC; Western Dubuque Biodiesel, LLC; and Iowa Renewable Energy, LLC. William has served as a director of Central Iowa Energy since June 30, 2005.
     Don Huyser, Director, 6107 E. 48th Street S., Newton, IA 50208 – Age 46. For twenty-five years, Don Huyser has owned and operated Huyser Ag, Inc. Don has also served as vice president of Killduff Feed & Grain since January 2005. As vice president of Killduff Feed & Grain, Don oversees general business operations and company financing. Don has served as a director of Central Iowa Energy since June 30, 2005.
     Dean Lane, Director, 3971 Maple Street, Newton, IA 50208 – Age 53. Dean Lane has been a farmer for twenty-nine years. His current operation consists of 1,800 acres divided evenly between corn and soybeans. Dean has served as a director of Central Iowa Energy since June 30, 2005.
     Denny Mauser, Director, 1940 190th Street, Early, IA 50533 – Age 58. Denny Mauser has farmed for more than thirty-four years in Buena Vista County and Sac County, Iowa. His 900-acre operation includes corn, soybeans and popcorn. Denny also manages a cow-calf herd. Denny formerly served as president of the Iowa Farm Bureau Young Members and as a member of the Schaller Community School Board. Currently, Denny serves as president of the Sac County Rural Electric Cooperative and is a member of the board of directors of The Biodiesel Group, LLC; Western Iowa Energy, LLC; Western Dubuque Biodiesel, LLC; and Iowa Renewable Energy, LLC. Denny has served as a director of Central Iowa Energy since June 30, 2005.

     Tom Schroeder, Director, 503 W. 7th Street, Wall Lake, IA 51466 – Age 51. Tom Schroeder has served as president of JCT, Inc., a refrigerated trucking company specializing in the transportation of meat from Midwest packers for export, for more than thirty years. He is also currently employed as a commercial fleet sales manager for Renewable Energy Group, Inc., the company serving as our design-builder and marketer. Tom previously served as the city manager and economic development director in Wall Lake, Iowa. Tom currently serves on the board of The Biodiesel Group, LLC; Western Dubuque Biodiesel, LLC; and Iowa Renewable Energy, LLC. Warren L. Bush, another one of Central Iowa Energy’s directors, is Tom’s brother-in-law. Tom has served as a director of Central Iowa Energy since June 30, 2005.
     William J. Talsma, Director, 913 W. 18th Street S., Newton, IA 50208 – Age 49. William J. Talsma has been farming for the past twenty-seven years. For the past fifteen years, William has been a partner in Talsma Brothers Partnership, a family farming operation. He is also a partner in a 7,500 sow farrow-to-finish operation. In 2003, William also became a partner in 1-80 Farms, a family partnership. William has served as a director of Central Iowa Energy since June 30, 2005.
ITEM 6. EXECUTIVE COMPENSATION
     Jim Johnston is currently serving as our chairman and John E. Van Zee is currently serving as our vice chairperson. Scot Farver is presently serving as our treasurer and Jeremie Parr is presently serving as our secretary. We do not have any compensation arrangements with our directors and officers. Our directors are reimbursed for reasonable travel expenses incurred in connection with their service to the company. The board may establish compensation arrangements for officers and directors of the company in the future. We do not have any employment agreements with any executive officer or director. In the future we may enter into employment agreements with our executive officers or other employees that we may hire.
     We entered into a consulting agreement with The Biodiesel Group, LLC, as a project development consultant. The Biodiesel Group is owned and operated by four of our directors: Warren L. Bush, Tom Schroeder, Denny Mauser, and William Horan. The fifth owner of The Biodiesel Group, LLC is Mark Muench, who is a member of the company. In exchange for services and as provided in the agreement, we transferred 100 membership units in Central Iowa Energy to each of the five owners of The Biodiesel Group. In addition, we agreed to pay The Biodiesel Group a consulting fee of $75,000.
     We entered into an office space lease agreement with Scot Farver, our treasurer and director, for the rental of office space. Under the terms of this agreement, Scot Farver will receive rent payable in 2 membership units per month, which is payable upon termination of the lease. As of December 31, 2006, 32 units have been earned, but not issued pursuant to the lease agreement. We plan to terminate the lease once our administrative building is complete, which is expected to occur sometime in February 2007.
     On June 23, 2005 our board approved a membership unit option agreement with our directors. The agreement was executed by the company and the board of directors on December 14th, 2005. Under the agreement, each of the directors received the option to purchase 100 units for a purchase price of $500 per unit. These options were not exercisable until the date the company had both closed its equity drive and executed definitive loan documents with lenders ranging from $22,500,000 to $30,300,000. The expiration date of the options was thirty days after such date. On September 26, 2006 the options became exercisable and on October 24, 2006 all of the directors exercised their option to purchase 100 units of the company. The company’s units were previously sold in the Iowa registered offering for a price of $1000 each; however, pursuant to the option agreement, the directors paid $500 for each unit.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Related Party Transactions
     Since our inception, we have engaged in transactions with the following related parties:
     The Biodiesel Group, LLC
     On July 7, 2005, we entered into a consulting agreement with The Biodiesel Group, LLC for project development and equity consulting services. The Biodiesel Group is owned and operated by four of our directors: Warren L. Bush, William J. Horan, Denny Mauser, and Tom Schroeder, along with one member of Central Iowa Energy, Mark Muench. Upon execution of the agreement and in anticipation of the receipt of consulting services, we transferred 100 units to each of the five members of The Biodiesel Group. We additionally agreed to pay The Biodiesel Group a total consulting fee of $75,000 payable at a rate of $12,500 per month during the term of the contract. In exchange, The Biodiesel Group provided us assistance in the negotiation of various contracts, assistance in the planning of our equity marketing effort, and assistance in securing debt financing services up until financial close. We believe that the terms of our agreement with The Biodiesel Group may or may not be as favorable to us as those generally available from unaffiliated third parties. However, a majority of our disinterested directors approved this agreement with The Biodiesel Group. This includes at least two directors who have no interest in the transaction and had access to our legal counsel. We believe that all future transactions with The Biodiesel Group will be no less favorable to us than those generally available from unaffiliated third parties and will also be approved by the majority of our independent directors.
     Central Iowa Energy Board of Directors
     On June 23, 2005, our Board of Directors approved a membership unit option agreement between the company and the company’s board of directors. The options to purchase were granted on December 14, 2005. Under the agreement, each of the company’s directors was granted the option to purchase 100 units for a purchase price of $500 per unit. These options were not exercisable until the date the company had both closed its equity drive and executed definitive loan documents with lenders ranging from $22,500,000 to $30,300,000. The expiration date of the options was the thirtieth day following such date. On September 26, 2006 the options became exercisable and on October 24, 2006 all of the directors exercised their options to purchase 100 units of the company. The company’s units were previously sold in the Iowa registered offering for $1,000 per unit; however, pursuant to the option agreement, the directors paid $500 per unit.
     Jasper County Economic Development Corporation
     We purchased land for our plant site pursuant to an option to purchase real estate from the Jasper County Economic Development Corporation (JEDCO). One of our directors, Craig Hamilton, is an executive director of JEDCO. The option agreement allowed us to purchase the site for our plant for $7,500 per acre. Our site is approximately 35 acres and is located northeast of Newton, Iowa in Jasper County. We believe that the terms of our land purchase from JEDCO may or may not be as favorable to us as those generally available from unaffiliated third parties. However, a majority of our disinterested directors did approve this agreement with JEDCO, including at least two directors who had no interest in the transaction and had access to our legal counsel. We believe that all future transactions with JEDCO will be no less favorable to us than those generally available from unaffiliated third parties. Any such future transactions will also be approved by a majority of our independent directors.
     Renewable Energy Group, Inc.
     Pursuant to a letter agreement executed in August 2006, we agreed that Central Iowa Energy will issue 1,000 of its membership units to REG as payment for the last $1,000,000 of design-build services rendered by REG to the company under the design-build agreement we entered into on March 10, 2006 for a price of $38,048,500. In August of 2006, we also entered into a management and operational services agreement with REG to provide start-up and operational management services, marketing services, and various employment and administrative services. We will initially pay REG a monthly fee for these management and marketing services at the rate of 5.7 cents per gallon of biodiesel sold during the first month of production and the following six months. Thereafter we will pay REG a monthly fee of 5.7 cents per gallon of biodiesel produced. We have also agreed to pay REG an annual bonus based on the amount of our annual net income. Therefore, in addition to serving as our design-builder, manager, and marketer, REG will become a member of Central Iowa Energy when our units are issued to REG upon the completion of our plant. We believe that the terms of our design-build agreement and our management and operational services agreement with REG may or may not be as favorable to us as those generally available from unaffiliated third parties. However, a majority of our disinterested directors approved these agreements with REG, including at least two directors who had no interest in the transaction and had access to our legal counsel. We believe that all future transactions with REG will be no less favorable to us than those generally available from unaffiliated third parties. Any such future transactions will be approved by a majority of our independent directors.
ITEM 8. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
     As of our fiscal year ending September 30, 2006 we had 24,464 membership units issued and outstanding. However, on October 24, 2006, each of our directors exercised his option to purchase 100 additional units in the company, bringing our total number of issued and outstanding membership units to 25,664. We have no other class of securities issued and outstanding. All units, when issued and fully paid, are non-assessable, not subject to redemption or conversion and have no conversion rights. A complete description of the rights, privileges, obligations and restrictions associated with membership in our company are found in our articles of organization and operating agreement, which are attached as exhibits to this registration statement.
     Each unit holder is a member of our company and has the right to receive a share of the company’s profits and losses, to receive distributions of the company’s assets, if and when declared by our directors, and to participate in the distribution of the company’s assets in the event the company is dissolved or liquidated. Additionally, each unit holder has the right to access certain information concerning our business and affairs and to vote on matters coming before a vote of the unit holders. If a membership is terminated, regardless of whether or not units have been transferred or the company admits a substitute unit holder, the original unit holder will lose all of his or her rights to vote the units and the right to access information concerning our business and affairs. However, a unit holder will continue to have the right to a share of our profits and losses and to participate in the distribution of our assets in the event the company is liquidated or terminated.
Voting Rights
     Each unit holder is entitled to one vote per unit owned. Investors may vote their units in person or by proxy on all matters coming before a unit holder vote. Unit holders do not have cumulative voting.
     Our operating agreement provides that the directors do not have authority to do any of the following without the unanimous consent of the membership voting interests:
•	Permit the company to engage in any activity that is not consistent with the purposes of the company as set forth in the operating agreement;

•	Knowingly do any act in contravention of the operating agreement or which would make it impossible to carry on the ordinary business of the company;

•	Possess company property, or assign rights in specific company property, for other than a company purpose; or

•	Cause the company to voluntarily take any action that would cause a bankruptcy of the company.
     In addition to the above actions, the directors must receive consent of holders of a majority of the membership voting interests to do the following:
•	Merge, consolidate, exchange or otherwise dispose of at one time all or substantially all of the company’s property, except for a liquidating sale of the property in connection with the dissolution of the company;

•	Confess a judgment against the company in excess of $500,000;

•	Issue units at a price less than $500 per unit, except as otherwise provided in the operating agreement;

•	Issue more than an aggregate of 35,000 units; and

•	Cause the company to acquire any equity or debt securities of any director or any of its affiliates, or otherwise make loans to any director or any of his affiliates.
     Our operating agreement may be amended by the affirmative vote of the holders of a majority of the membership voting interests constituting a quorum. However, no amendment may adversely affect a member’s membership economic interest or modify the liability of a member without the affected member’s consent. Voluntary dissolution of our company may be affected only upon the affirmative vote of a 75% super majority of the membership voting interests.
Transfer Restrictions
     An investor’s ability to transfer our units is restricted by federal and state securities laws. The units are restricted securities under federal and state securities laws and may not be transferred absent registration or an exemption. In addition, our operating agreement restricts the transfer of units. Investors may not transfer their units prior to the time that our plant is substantially operational unless such transfer is:
•	To the investor’s administrator or trustee to whom such units are transferred involuntarily by operation of law, such as death, or judicial decree; or

•	Made without consideration to or in trust for the investor’s descendants or spouse.
     Once we begin substantial operation of the plant, investors may transfer their units to any person or organization only if such transfer meets the conditions precedent to a transfer under our operating agreement and:
•	Has been approved by our directors in writing in accordance with the terms of the operating agreement; or

•	The transfer is made to any other member or to any affiliate or related party of another member or the transferring member.
     To maintain partnership tax status, the units may not be traded on an established securities market or readily tradable on a secondary market. We do not expect to list our units on the New York Stock Exchange, or the NASDAQ Stock Market, or any other stock exchange. To help ensure that a market does not develop, our operating agreement prohibits transfers without the approval of the directors. The directors will generally approve transfers so long as the transfers fall within “safe harbors” contained in the publicly traded partnership rules under the Internal Revenue Code. Permitted transfers also include transfers by gift, transfers upon death of a member, transfers between family members and other transfers approved by directors during the tax year that in the aggregate do not exceed 2% of the total outstanding units. If any person transfers units in violation of the publicly traded partnership rules or without our prior consent, the transfer will be null and void.
PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.
     Central Iowa Energy has only one class of membership units. Our membership units are not traded on any public market. Our issued and outstanding units are exempt from registration with the Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933 (regarding intrastate offerings).
     In autumn of 2005, we sold 4,810 of our membership units to our seed capital investors at a price of $500 per unit. The seed capital offering closed on November 3, 2005 and raised a total of $2,405,000 in proceeds. We claimed exemption from federal registration with respect to our unit sales under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     In January 2006, we conducted a registered offering in the State of Iowa, but were exempt from registration with the Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933. We registered a minimum of 17,595 units and a maximum of 25,095 units at an offering price of $1,000 per unit. The minimum purchase requirement for each investor was 25 units for a minimum investment of $25,000. The offering commenced on January 3, 2006 in the State of Iowa and closed on January 26, 2006. We sold 19,154 units and raised a total of $19,154,000 in the Iowa registered offering.
     In addition to the units issued in our seed capital and state registered offerings, we issued 100 units to each of the five members of the The Biodiesel Group pursuant to a consulting agreement dated July 7, 2005 as compensation for their consulting services. Four of our directors, Warren Bush, William Horan, Denny Mauser, and Tom Schroeder, are members of The Biodiesel Group. We claimed exemption from federal registration with respect to these units under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemption from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     On December 14, 2005 the company entered into a membership unit option agreement with each member of its board of directors. Under the terms of the agreement, each director was granted an option to purchase 100 additional units of the company at a purchase price of $500 per unit. These options were not exercisable until the date that the company had both closed its equity drive and executed definitive loan documents with lenders ranging from $22,500,000 to $30,300,000. The agreement provided that the options would expire thirty days thereafter. On September 26, 2006 the options became exercisable and on October 24, 2006 all of the directors exercised their options to purchase 100 additional units of the company. The company’s units were previously sold in the Iowa registered offering for $1,000 per unit; however, pursuant to the option the directors paid $500 per unit. A total of 1,200 additional units were issued to the company’s directors pursuant to the membership unit option agreement. We claimed exemption from federal registration with respect to these units under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemption from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     Also, pursuant to an office space lease agreement dated December 14, 2005 with one of our directors, Scot Farver, 32 units have accrued, but not yet been issued, to Scot Farver as rent as of December 31, 2006. Such units will be issued upon termination of the lease, which is expected to occur in February of 2007 upon the completion of our administrative building. Additionally, in August 2006, we entered into an agreement with REG pursuant to which we will issue 1,000 of our units as compensation for the last $1,000,000 payable under our design-build agreement with REG. These units will be issued when construction of our biodiesel plant is complete. We anticipate that these units will be issued pursuant to the exemption from federal registration under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings) and the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     We have not declared or paid any distributions to our unit holders. We do not expect to generate earnings until our biodiesel plant is operational, which is expected to occur in April 2007. After operation of the biodiesel plant begins, it is anticipated that our net cash flow will be distributed to the unit holders by the directors, in their discretion, in proportion to units held, subject to any loan covenants or restrictions imposed by our lenders in any of our financing agreements from time to time in effect. Net cash flow means Central Iowa Energy’s gross cash proceeds less any portion, as determined by the board of directors in their sole discretion, used to pay or establish reserves for operating expenses, debt payments, capital improvements, replacements and contingencies. The directors of the company will endeavor to provide for cash distributions at such times and in such amounts as will permit the unit holders to make timely payment of income taxes. However, there is no assurance that we will ever be able to pay any distributions to our unit holders.
     For our fiscal year ending September 30, 2006, we had 24,464 membership units issued and outstanding and a total of approximately 525 unit-holders. Following the exercise of our directors’ options to purchase additional units in the company on October 24, 2006, we had 25,664 membership units issued and outstanding. We have also agreed to issue 1,000 of our units to REG as payment for the final $1,000,000 owed under our design-build agreement. Additionally, pursuant to an office space lease agreement with one of our director, Scot Farver, 32 units have accrued, but have not been issued, as rent. These units will be issued when the lease is terminated, which is likely to occur in February 2007 when our administrative building is complete. It is likely that the 4,810 units purchased in the initial private seed capital offering, the 1,200 units purchased by our directors pursuant to the membership unit option agreement, the 500 units paid to The Biodiesel Group, LLC as compensation for consulting services, the 1,000 additional units that we will issue to REG as compensation for the last $1,000,000 payable under our design-build agreement, and the units that will be issued to Scot Farver as rent upon the termination of an office space lease agreement will be subject to Rule 144 under the Securities Act. Currently, there are no outstanding options or warrants to purchase, or securities convertible into, common equity of the registrant, other than our commitment to issue 1,000 shares to REG upon completion of the construction of our plant. Finally, the company has not offered any compensation plans under which equity securities were authorized for issuance, other than the 500 units paid to the members of The Biodiesel Group as compensation for consulting services.
ITEM 2. LEGAL PROCEEDINGS
     The company is not currently subject to any material legal proceedings or claims.
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
     McGladrey & Pullen, LLP is the company’s independent registered public accounting firm at the present time. The company has had no disagreements with the reports issued by their auditors.
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.
     In autumn of 2005, we sold 4,810 of our membership units to our seed capital investors at a price of $500 per unit and received aggregate proceeds of $2,405,000. We claimed exemption from federal registration with respect to our unit sales due to the application of Section 3(a)(11) of the Securities Act of 1933 (relating to intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     In January 2006, we conducted a registered offering in the State of Iowa, but were exempt from registration with the Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933. We registered a minimum of 17,595 units and a maximum of 25,095 units at an offering price of $1,000 per unit. The offering commenced on January 3, 2006 in the State of Iowa and closed on January 26, 2006. We sold 19,154 units at a price of $1,000 per unit. Our registered offering in the State of Iowa raised a total of $19,154,000 in proceeds.
     In addition to the units issued in our seed capital and state registered offerings, we issued 100 units to each of the five principals of The Biodiesel Group, one of our project development consultants, as compensation for services to be rendered pursuant to our consulting agreement with The Biodiesel Group. We claimed exemption from federal registration with respect to these units under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     On December 14, 2005 the company entered into a membership unit option agreement with the directors of the company. Pursuant to the agreement, we issued each director an option to purchase an additional 100 membership units of the company for a purchase price of $500 per unit. The options to purchase were not exercisable until the date the company had both closed its equity drive and executed definitive loan documents with lenders ranging from $22,500,000 to $30,300,000. The agreement provided that the options would expire thirty days thereafter. On September 26, 2006 the options became exercisable and on October 24, 2006 each director exercised his option to purchase 100 additional units in the company. As a result of the membership unit option agreement, we issued 1200 additional units at $500 per unit for total aggregate proceeds of $600,000. We claimed exemption from federal registration with respect to these units under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     Pursuant to an office space lease agreement between the company and Scot Farver, one of our directors, 32 units have accrued, but have not been issued, to Scot Farver as rent as of December 31, 2006. Such units will be issued upon termination of the lease, which is expected to occur in February 2007 upon completion of our administrative building. We have also agreed to issue 1,000 units to REG as compensation for the last $1,000,000 of design-build services rendered to the company pursuant to the design-build agreement.
     We were able to rely on Section 3(a)(11) of the Securities Act for the seed capital offering, the Iowa registered offering, the membership unit option agreement, and the consulting agreement units because we sold units only to residents of the State of Iowa and the recipients of securities in each transaction represented their intention to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to unit certificates and instruments issued in such transactions. We gave each investor information about the company and gave them the opportunities to ask questions regarding the terms and conditions of the offering. We expect to be able to rely on Section 3(a)(11) in the future for the lease agreement units and the REG design-build units for the same reasons.
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     Our operating agreement provides that none of our directors will be liable to us for any breach of their fiduciary duty, except as required under Iowa law. This provision, however, does not limit a director’s liability for breaches of a director’s duty of loyalty to Central Iowa Energy or its members, for acts or omissions not in good faith or which involve misconduct or knowing violation of law, or for a transaction from which the manager or member derived an improper personal benefit or a wrongful distribution in violation of Iowa law.
     Under Iowa law, no director or officer will be liable for any of the company’s debts, obligations or liabilities merely because he or she is a director or officer. In addition, our operating agreement contains an extensive indemnification provision which requires us to indemnify any officer or director who was or is a party, or who is threatened to be made a party to any current or potential legal action because he or she is a director or officer of the company. The company must also indemnify these individuals if they were serving another entity at our request. The company must indemnify against expenses, including attorneys’ fees, judgments, fines and any amounts paid in any settlement that was actually and reasonably incurred by these individuals in connection with any legal proceedings.

PART F/S

Report of Independent Registered Public Accounting Firm
To the Board of Directors
Central Iowa Energy, LLC (A Development Stage Company)
Newton, Iowa
We have audited the balance sheets of Central Iowa Energy, LLC (A Development Stage Company) as of September 30, 2006 and 2005, and the related statements of operations, changes in members’ equity (deficit) and cash flows for the year ended September 30, 2006 and the periods from March 31, 2005 (date of inception) to September 30, 2005 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Iowa Energy, LLC as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the year ended September 30, 2006 and the periods from March 31, 2005 (date of inception) to September 30, 2005 and 2006, in conformity with U.S. generally accepted accounting principles.
/s/ McGladry & Pullen, LLP
Davenport, Iowa
January 22, 2007

CENTRAL IOWA ENERGY, LLC
(A Development Stage Company)
Balance Sheets

	September 30,	September 30,
	2006	2005

ASSETS
Current Assets
Cash	$—	$31,454
Prepaid expenses	588	8,149
Grant receivable	—	5,000

Total current assets	588	44,603

Property and Equipment
Land	249,742	—
Office equipment	3,730	2,576
Office furniture	2,057	2,057
Construction in process	26,429,774	—

	26,685,303	4,633
Less accumulated depreciation	1,299	160

Net property and equipment	26,684,004	4,473

Other Assets
Deferred offering costs	—	21,994
Financing costs	368,878	—

Total other assets	368,878	21,994

Total Assets	$27,053,470	$71,070

LIABILITIES AND EQUITY

Current Liabilities
Checks drawn in excess of bank balance	$216,613	$—
Accounts payable	91,182	58,536
Members payable	15,000	85,000
Construction payable, including retainage of $1,302,521	5,421,743	—

Total current liabilities	5,744,538	143,536

Commitments and Contingencies

Members’ Equity (Deficit)
Member contributions, net of costs related to capital contributions, 24,464 and 760 units outstanding at September 30, 2006 and 2005, respectively	22,231,120	380,000
Membership units earned but not issued	23,000	2,000
Deficit accumulated during development stage	(945,188)	(454,466)

Total members’ equity (deficit)	21,308,932	(72,466)

Total Liabilities and Members’ Equity (Deficit)	$27,053,470	$71,070

Notes to Financial Statements are an integral part of this Statement.

CENTRAL IOWA ENERGY, LLC
(A Development Stage Company)
Statements of Operations

	Year Ended	From Inception	From Inception
	September 30,	(March 31, 2005) to	(March 31, 2005) to
	2006	September 30, 2005	September 30, 2006
Revenues	$—	$—	$—

Operating Expenses
Professional fees	180,167	437,656	617,823
Project coordinator	50,200	9,000	59,200
General and administrative	72,630	12,724	85,354
Equity based compensation	600,000	—	600,000
Depreciation	1,139	160	1,299

Total	904,136	459,540	1,363,676

Operating (Loss)	(904,136)	(459,540)	(1,363,676)

Other Income
Grant and other income	10,100	5,000	15,100
Interest income	403,314	74	403,388

Total	413,414	5,074	418,488

Net (Loss)	$(490,722)	$(454,466)	$(945,188)

Weighted Average Units Outstanding	16,825	373	14,146

Net (Loss) Per Unit — Basic and Diluted	$(29.17)	$(1,218.41)	$(66.82)

Notes to Financial Statements are an integral part of this Statement.

CENTRAL IOWA ENERGY, LLC
(A Development Stage Company)
Statements of Changes in Members’ Equity (Deficit)

Balance - March 31, 2005 (Date of Inception)	$—

Capital contributions - 260 units, $500 per unit, July, 2005	130,000

Equity units exchanged for services, 500 units, $500 per unit, September, 2005	250,000

Member units earned but not issued	2,000

Net (loss) for the period ended September 30, 2005	(454,466)

Balance - September 30, 2005	(72,466)

Capital contributions - 4,550 units, $500 per unit, October, 2005	2,275,000

Capital contributions - 19,154 units, $1,000 per unit, March, 2006	19,154,000

Cost of raising capital	(177,880)

Equity based compensation	600,000

Member units earned but not issued	21,000

Net (loss) for the year ended September 30, 2006	(490,722)

Balance - September 30, 2006	$21,308,932

Notes to Financial Statements are an integral part of this Statement.

CENTRAL IOWA ENERGY, LLC
(A Development Stage Company)
Statements of Cash Flows

	Year Ended	From Inception	From Inception
	September 30,	(March 31, 2005) to	(March 31, 2005) to
	2006	September 30, 2005	September 30, 2006
Cash Flows from Operating Activities:
Net (loss)	$(490,722)	$(454,466)	$(945,188)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations:
Depreciation	1,139	160	1,299
Equity exchanged for consulting services	—	250,000	250,000
Equity based compensation	600,000	—	600,000
Change in assets and liabilities
Grant receivable	5,000	(5,000)	—
Prepaid expenses	7,561	(8,149)	(588)
Accounts payable	(8,755)	48,486	39,731
Membership units payable	21,000	2,000	23,000

Net cash provided by (used in) operating activities	135,223	(166,969)	(31,746)

Cash Flows from Investing Activities:
Purchase of equipment	(1,154)	(4,633)	(5,787)
Purchase of land	(223,942)	—	(223,942)
Payments for construction in process	(21,008,031)	—	(21,008,031)

Net cash used in investing activities	(21,233,127)	(4,633)	(21,237,760)

Cash Flows from Financing Activities:
Increase in checks drawn in excess of bank balance	216,613	—	216,613
Payments for financing costs	(343,227)	—	(343,227)
Member contributions	21,429,000	130,000	21,559,000
Costs related to capital contributions	(165,936)	(11,944)	(177,880)
Advances from (payments to) members	(70,000)	85,000	15,000

Net cash provided by financing activities	21,066,450	203,056	21,269,506

Net Increase (Decrease) in Cash	(31,454)	31,454	—

Cash – Beginning of Period	31,454	—	—

Cash – End of Period	$—	$31,454	$—

Supplemental Disclosure of Noncash Investing and Financing Activities

Construction costs in accounts payable	$5,421,743	$—	$5,421,743

Land purchase in accounts payable	$25,800	$—	$25,800

Deferred offering costs included in accounts payable	$—	$10,050	$—

Financing costs included in accounts payable	$25,651	$—	$25,651

Notes to Financial Statements are an integral part of this Statement.

CENTRAL IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPAL BUSINESS ACTIVITY – Central Iowa Energy, LLC, (an Iowa Limited Liability Company) was organized with the intentions of developing, owning and operating a 30 million gallon bio-diesel manufacturing facility near Newton, Iowa. Construction began in summer of 2005 with expected completion in summer of 2007. As of September 30, 2006, the Company is in the development stage with its efforts being principally devoted to equity raising activities and construction of the plant.

USE OF ESTIMATES - Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

FISCAL REPORTING PERIOD - The Company has adopted a fiscal year ending September 30 for reporting financial operations.

CASH AND CASH EQUIVALENTS - The Company maintains its accounts primarily at two financial institutions. At times throughout the year, the Company’s cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT - Property and equipment are stated at the lower of cost or estimated fair value. Depreciation is computed using the straight-line method over the estimated useful lives of five years for office equipment and three to seven years for other equipment once the asset is placed into service. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Construction in progress consists of expenditures for construction of the biodiesel plant. These expenditures will be depreciated using the straight-line method over various estimated useful lives once construction is completed and the assets are placed into service.

DEFERRED OFFERING AND FINANCING COSTS — The Company defers the costs incurred to raise equity and debt financing until the related equity or financing occurs. At such time that the issuance of new equity occurs, these costs are netted against the proceeds received. On March 10, 2006 the issuance of equity occurred and the deferred offering costs of $177,880 were netted against the respective equity raised. Financing costs will be amortized over the term of the debt. Financing costs totaled $368,878 at September 30, 2006.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of cash, checks in excess of bank balance, and accounts payable approximate fair value.

GRANTS — The Company recognizes grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant. For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset upon complying with the conditions of the grant.

ORGANIZATIONAL AND START UP COSTS – The Company expenses all organizational and start up costs as incurred.

CENTRAL IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
INCOME TAXES - The Company is organized as a limited liability company under state law and is treated as a partnership for income tax purposes. Under this type of organization, the Company’s earnings pass through to the members and are taxed at the member level. Accordingly, no income tax provision has been reflected in the statement of operations.

UNIT OPTIONS: The Company adopted a Unit Option agreement in December 2005 under which options to acquire 1,200 membership units of the Company were granted to the directors at $500 per unit. The options are exercisable upon the closing of the equity offering and securing debt financing (financial closing) and will expire thirty days after the closing of the equity offering and securing debt financing. The Company accounted for stock option grants using the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. $600,000 of stock-based compensation was reflected in net income, based on the difference between the exercise price and the fair market value of the underling units on the date of grant.

The Company applied the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation, (FAS 123). SFAS 123 required the disclosure of the pro forma impact on net income and earnings per share if the value of the options were calculated at fair value. SFAS 123 permitted private companies to calculate the fair value of stock options using the minimum value method while public companies were required to use a fair value model. The Company used the minimum value method to calculate the fair value using the following assumptions: Dividend rate 0% risk free interest rate 4.5% and expected lives of nine months. Subsequent to September 30, 2006, these options were exercised and additional capital of $600,000 was accepted in exchange for 1,200 units.

The following table illustrates the effect on net income and earnings per share had the Company applied the fair value recognition method of SFAS 123 for the year ended September 30, 2006. There was no effect on the period ended September 30, 2005:

Net (loss):
As reported	$(490,722)
Deduct total stock-based compensation expense determined under minimum value based method for all awards	(19,875)

Pro forma	$(510,597)

(Loss) per unit:
As reported	$(29.17)
Pro forma	$(30.35)
In December 2004, FASB published Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123(R)”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. The Statement is effective for the Company on October 1, 2006.

The Company will adopt the provisions of FAS 123(R) using a modified prospective application. Under that approach, FAS 123(R) will apply to new awards after that date or existing awards that are subsequently modified. The Company may incur additional expense beginning in the first quarter of Fiscal 2007 if new awards are granted.

CENTRAL IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
NOTE B: MEMBERS’ EQUITY
The Company was formed on March 31, 2005 to have a perpetual life. The Company has one class of membership unit with each unit representing a pro rata ownership interest in the Company’s capital, profits, losses and distributions.

The Company was initially capitalized by the founding members, contributing an aggregate of $130,000 for 260 units. A total of 500 units were issued to the members of an entity related to the Company through common ownership in exchange for project development services provided pursuant to a consulting agreement – Note F. The Company was further capitalized by additional members, contributing an aggregate of $2,275,000 in exchange for 4,550 units. These units were issued pursuant to a private placement memorandum in which the Company offered to sell maximum offering of 6,000 units. Each investor was required to purchase a minimum of fifty units and a maximum of eighty units for a total minimum investment of $25,000 and a total maximum investment of $40,000. On November 3, 2005, the private placement memorandum for the seed round offering was closed.

In January 2006, the Company filed an Iowa registered offering for a maximum of 25,095 units at a cost of $1,000 per unit. This offering was limited to residents of the state of Iowa. Each subscriber was required to purchase a minimum of 25 units ($25,000) and allowed to purchase increments of 5 units ($5,000) thereafter. The offering required a subscriber to submit a deposit for 10% of the total subscription price and execute a promissory note for the remaining balance. The Company closed this offering on January 26, 2006, with a total of 19,154 units totaling $19,154,000. On March 10, 2006, the related units were issued.

In December 2005, the Company entered into an agreement that gives each member of the board the option to purchase 100 membership units for the purchase price of $500 per unit. The options are exercisable upon financial closing and will expire thirty days after financial closing. Prior to September 30, 2006, a director contributed $15,000 toward the future purchase of the units. The Company has recorded this payment as Members Payable. Subsequent to September 30, 2006, these options were exercised and additional capital of $600,000 was accepted in exchange for 1,200 units.
NOTE C: RELATED PARTY TRANSACTIONS
The Company paid a development consulting company partially owned by a member for project coordination and consulting, to prepare a feasibility study and business plan, and to assist with lender negotiations. As of September 30, 2006, the Company had incurred consulting charges of approximately $159,200. See the agreement terms in Note F.

In 2005, the Company paid a consulting company owned by five members of the Company for project development services, including equity marketing and coordination and securing debt financing. As of September 30, 2006, the Company had incurred consulting charges of approximately $325,000, which includes $250,000 of services exchanged for 500 units issued to the owners of the consulting company. See the agreement terms in Note F.

The Company has a lease agreement with a member for office space. The agreement requires payment in the form of 2 membership units per month payable at the termination of the lease agreement. As of September 30, 2006, the Company has recorded $23,000 in lease expense and membership units earned but not issued.

CENTRAL IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
NOTE D: FINANCING
In September 2006, the Company entered into a credit agreement with a financial institution for the purpose of funding a portion of the cost of the biodiesel plant. Under the credit agreement, the lender has provided a construction loan for the lesser of $27,000,000 or 55% of the project costs. Upon such time the project is completed, the construction loan shall be converted into a term loan for the amount of the construction loan, less $5,000,000, and a term revolving loan not to exceed $5,000,000. In addition, a revolving line of credit not to exceed $2,000,000 will also be made available upon project completion. The Company is required to make quarterly interest payments on the construction loan at a variable rate equivalent to the three month LIBOR short term index rate plus 3.25% during the construction period. At such time as the Company converts the construction loan into a term loan, the Company will have the option to convert up to 50% of the total amount of the term loan into a fixed rate loan. The remaining term loan and $5,000,000 term revolving loan will bear interest at a rate equal to the LIBOR short term index rate plus 3.25%. The variable rate will be adjusted each quarter beginning the first fiscal quarter after the conversion date, based on the Company’s tangible owner’s equity. The note matures five years from the conversion date. The Company will be required to make monthly payments, of principal and interest sufficient to amortize the note over a 10 year period.. In addition to the required payments, the Company will have to make additional principal payments equal to 50% of the Company’s excess cash flow as defined in the loan agreement not to exceed $2,500,000 per calendar year until the tangible owner’s equity, as defined in the agreement, exceeds 70%. If the Company prepays any portion of the term loan within two years following the conversion date, the Company will owe a prepayment charge of up to 2%. For the term revolving loan and the revolving line of credit, the Company is required to make monthly interest payments, commencing on the first month following the date the first advance is made and will continue until the maturity date as determined in the loan agreements. At such time, the unpaid principal balances will be due. Additionally, the Company will pay the lender an unused commitment fee quarterly equal to .35% per annum of the average unused portion of the $5,000,000 term revolving loan and the $2,000,000 revolving line of credit beginning the third month after the conversion date.

In July 2006, the Company entered into a financial assistance contract with the Iowa Department of Economic Development whereas the Company has been awarded a $100,000 forgivable loan and a $300,000 non-interest bearing loan. The Company is obligated to create 28 full-time equivalent jobs, with 19 of the created jobs having starting wages, including benefits, that meet or exceed $20.64 per hour. The Company was also required to execute promissory notes which outline the repayment obligations and terms and conditions of each loan. As of September 30, 2006, no amounts have been received or requested.
NOTE E: GRANTS
In 2005, the Company was awarded a grant from the Iowa Soybean Association for $5,000. In November 2005, the Company received the full award.

In February 2006, the Company was awarded a grant from the Iowa Farm Bureau Federation for $5,000. The Company received the award in March 2006 and has recognized the $5,000 as grant income.
NOTE F: COMMITMENTS AND CONTINGENCIES
Design-Build Contract

The total cost of the project, including the construction of the biodiesel plant and start-up expenses, is expected to approximate $50,569,000. The Company has signed a lump sum design-build agreement with Renewable Energy Group (REG), to design and build the biodiesel plant at a total contract price

CENTRAL IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
of approximately $38,076,000. The Company paid the contractor approximately $1,800,000 for pre-construction services, which will be applied to the total design-build contract price. Monthly applications will be submitted for work performed in the previous period. Final payment will be due when final completion has been achieved. The contract may be terminated by either party for certain causes as set forth in the agreement, by providing a 7 day advance written notice of such intent. As of September 30, 2006, the Company has incurred construction costs of approximately $26,050,400, with approximately $5,421,700 included in construction payable.

In August 2006, the Company also executed an agreement with the design-builder for the issuance of 1,000 membership units in exchange for the final $1,000,000 of design-build services rendered. The units shall be subject to all terms and conditions of the operating agreement.

Consulting contracts

In July 2005, the Company entered into a consulting agreement with an entity partially owned by one of the members of the Company, to act as project coordinator and to prepare a feasibility study. The fee for the project coordinator service was $1,000 per week, plus mileage and other incidental expenses. The fee for the feasibility study was $25,000. The Company entered into another agreement with this entity in September 2005 for the preparation of a business plan and to assist with lender negotiations at a cost of $30,000 and $45,000, respectively. As of September 30, 2006, all services under these agreements were completed.

In August 2006, the Company entered into a management and operational services agreement with REG for the overall management of the Company. The entity will provide a general manager, an operations manager, acquire feed stocks and the basic chemicals necessary for operations and perform administrative, sales and marketing functions. From the date the Company begins the sale of biodiesel for a period of six months thereafter, the Company will pay a fee equal to $.057 per gallon of biodiesel the Company has received sale proceeds for during the month for which the fee is computed. Thereafter, the fee will be equal to $.057 per gallon of all biodiesel produced. In addition, the agreement provides for the payment of a yearly bonus of 2% of net income (as defined in the agreement) between $1 and $2 million, 4% of net income between $2 and $3 million, and 6% of net income in excess of $3 million. The term of the agreement continues until 3 years after the end of the first month in which the Company begins producing biodiesel, and shall continue thereafter unless and until one party provides a written notice of termination to the other party at least 12 months prior to termination date. Either party may terminate the agreement for causes as defined in the agreement.

In July 2005, the Company entered into an agreement with an entity owned by five founding members of the Company, for project development services, including equity marketing and coordination and securing debt financing. The fee for these services is $75,000, payable at the rate of $12,500 per month plus reimbursement of all reasonable expenses incurred. In addition, a total of 500 units have been issued to the individual members of the related party valued at $250,000. As of September 2006, all services under this contract were completed.

Land contracts

In June 2005, an entity owned by several members of the Company, entered into an option agreement to purchase approximately 30 acres of land in Jasper County, Iowa. A nonrefundable option deposit of $1,000 was paid for this option. On August 11, 2005, the Company paid $1,000 in exchange for all rights, title and interest in the option agreement for the site. The purchase price of the land under the option agreement was $7,500 per acre. In April 2006, this option was exercised and the land was purchased for a total purchase price of $223,900.

CENTRAL IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
In February 2006, the Company entered into an option agreement to purchase 3.44 acres of land in Jasper County, Iowa, for the purchase price of $7,500 per acre. A non refundable option deposit of $500 was paid for this option. In April 2006 the notice was given for the intent to exercise the option. In November 2006, the Company closed on the transaction and purchased the land for a total purchase price of $25,800.

Utility contracts

In May 2006, the Company entered into a contract with an unrelated party for the installation of a primary electrical distribution system for approximately $168,000, including change orders. As of September 30, 2006, all work under this contract was completed with a total amount of $163,472 being incurred. In July 2006, the Company executed an additional agreement with the unrelated party to provide the electrical energy required by the Company for a period commencing on July 1, 2006 through July 1, 2007 and shall continue until terminated by either party providing a 90 day advance written notice.

Leases

In December 2005, the Company entered into an agreement to lease office space from a member beginning August 2005 and ending on the date the Company’s permanent offices are constructed or sooner if required by the Company with the term of the lease not to exceed eighteen months. The agreement requires payment in the form of 2 membership units per month payable at the termination of the lease agreement. The Company is responsible for payment of the utilities. The Company recorded lease expense of $21,000 and $2,000 for the periods ended September 30, 2006 and 2005, respectively.

NOTE G: SUBSEQUENT EVENTS

In November 2006, the Company executed an agreement with an unrelated party to provide the nitrogen required by the Company for a period commencing on the date of first delivery of the product and continuing for a period of five years and will continue thereafter until either party terminates the agreement by providing a minimum twelve month advance written notice of intent of termination. The Company will pay a monthly service charge of $750 plus $.405 per 100 cubic feet of nitrogen used, with adjustments permitted under conditions outlined in the agreement.

PART III
ITEM 1. INDEX TO EXHIBITS.
The following exhibits are filed as part of this report:

Exhibit		Method of
No.	Description	Filing
3.1	Articles of Organization of Central Iowa Energy, LLC filed with the Iowa Secretary of State on March 31, 2005	*

3.2	Operating Agreement of the registrant dated August 4, 2005.	*

10.1	Design Build Agreement between Renewable Energy Group and Central Iowa Energy, LLC dated March 10, 2006.	*

10.2	Letter Agreement with Renewable Energy Group dated August 3, 2006	*

10.3	Management and Operational Services Agreement between Renewable Energy, Inc. and Central Iowa Energy, LLC dated August 22, 2006.	*

10.4	Assignment of Management and Operational Services Agreement between F & M Bank – Iowa and Central Iowa Energy, LLC dated September 26, 2006.	*

10.5	First Amendment to Management and Operational Services Agreement between Renewable Energy Group, Inc. and Central Iowa Energy, LLC dated September 26, 2006.	*

10.6	Assignment of Design Build Agreement between F & M Bank – Iowa and Central Iowa Energy, LLC dated September 26, 2006.	*

10.7	Master Loan Agreement between F & M Bank — Iowa and Central Iowa Energy, LLC dated September 26, 2006.	*

10.8	First Supplement to the Master Loan Agreement between F & M Bank – Iowa and Central Iowa Energy, LLC dated September 26, 2006.	*

10.9	Second Supplement to the Master Loan Agreement between F & M Bank — Iowa and Central Iowa Energy, LLC dated September 26, 2006.	*

10.10	Third Supplement to the Master Loan Agreement between F & M Bank – Iowa and Central Iowa Energy, LLC dated September 26, 2006.	*

10.11	Private Redevelopment Agreement between Jasper County, Iowa and Central Iowa Energy, LLC dated November 21, 2006.	*

10.12	Preliminary Industrial New Jobs Training Agreement between Des Moines Area Community College and Central Iowa Energy, LLC dated January 1, 2007.	*

10.13	Project Coordinator Agreement	*

(*)	Filed herewith.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL IOWA ENERGY, LLC

Date: January 25, 2007	By:	/s/ James Johnston
Jim Johnston, Chairman